Exhibit 99.4
Audited Financial Statements
Under Singapore FRS
GIGAMEDIA LIMITED
(Incorporated in the Republic of Singapore)
AND ITS SUBSIDIARIES
Company Registration No. 199905474H
FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2009
INDEX

Page No.
Report of the Directors	1 – 6

Statement by Directors	7

Independent Auditors’ Report	8 – 9

Consolidated Income Statement	10

Statement of Comprehensive Income	11

Balance Sheets	12 – 13

Consolidated Statement of Changes in Equity	14 – 15

Consolidated Cash Flow Statement	16 – 17

Notes to the Financial Statements	18 – 95

GIGAMEDIA LIMITED
(Incorporated in the Republic of Singapore)
AND ITS SUBSIDIARIES
Company Registration No. 199905474H
REPORT OF THE DIRECTORS
For the financial year ended 31 December 2009

The directors present their report together with the audited financial statements of GigaMedia Limited (the “Company”) and its subsidiaries (collectively the “Group”) and the balance sheet of the Company for the financial year ended 31 December 2009.
1.	DIRECTORS

The directors of the Company in office at the date of this report are as follows:

BAO, Gilbert T.C. DING, Michael Y.J. HSU, Emmet Yu-Jui HU ZEE, Nancy Jing-Ying HUI, Thomas To. LEE, Yichin LEE, Howe Yong WANG, Arthur Minshiang

2.	ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES AND DEBENTURES

Neither at the end of the financial year nor at any time during the financial year was the Company a party to any arrangement whose objective was to enable the directors of the Company to acquire benefits by means of the acquisition of shares or debentures in the Company or any other body corporate, other than as disclosed under “Employee Share Option Plan and Equity Incentive Plan” on pages 3 to 6 of this report.

3.	DIRECTORS’ INTERESTS IN SHARES AND DEBENTURES

The directors of the Company holding office at the end of the financial year had no interests in the shares or debentures of the Company and related corporations as recorded in the register of directors’ shareholdings kept by the Company under Section 164 of the Singapore Companies Act, Cap. 50, except as follows:

	Shareholdings registered
	in the name of Directors
Name of directors
in which interests are held	At 1.1.2009	At 31.12.2009
The Company
Ordinary shares
BAO, Gilbert T.C	5,000	5,000
DING, Michael Y.J.	5,000	5,000
HU ZEE, Nancy Jing-Ying	5,000	5,000
HUI, Thomas To	18,044	18,044
LEE, Howe Yong	5,000	5,000
LEE, Yichin	5,000	5,000
WANG, Arthur Minshiang	18,690	18,690

	No. of unissued ordinary shares
	under option
Options to subscribe for ordinary shares
BAO, Gilbert T.C	40,000	40,000
DING, Michael Y.J.	55,000	55,000
HSU, Emmet Yu-Jui	20,000	20,000
HU ZEE, Nancy Jing-Ying	30,000	30,000
HUI, Thomas To	1,600,000	1,600,000
LEE, Howe Yong	30,000	30,000
LEE, Yichin	50,000	50,000
WANG, Arthur Minshiang	2,249,000	2,249,000
4.	DIRECTORS’ RECEIPT AND ENTITLEMENT TO CONTRACTUAL BENEFITS
Since the beginning of the financial year, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in Note 34 of the financial statements and in this report. Certain directors received remunerations from the Company and related corporations in their capacity as directors and/or executives of the Company and those related corporations.

5.	EMPLOYEE SHARE OPTION PLAN AND EQUITY INCENTIVE PLAN
(a)	Options and restricted stock units (“RSUs”) granted

2002 Employee Share Option Plan

At the June 2002 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2002 Employee Share Option Plan (the “2002 Plan”) under which up to three million common shares of the Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of the Group are eligible to participate in the 2002 Plan. The 2002 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2002 Plan is 10 years.

2004 Employee Share Option Plan

At the June 2004 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2004 Employee Share Option Plan (the “2004 Plan”) under which up to seven million common shares of the Company have been reserved for issuance. All employees, officers, directors, supervisors, advisors, and consultants of the Group are eligible to participate in the 2004 Plan. The 2004 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the exercise price for the option grants, the eligible individuals who are to receive option grants, the time or times when options grants are to be made, the number of shares subject to grant and the vesting schedule. The maximum contractual term for the options under the 2004 Plan is 10 years.

2006 Equity Incentive Plan

At the June 2006 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2006 Equity Incentive Plan (the “2006 Plan”) under which up to one million common shares of the Company have been reserved for issuance. The 2006 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2006 Plan. The maximum contractual term for the options under the 2006 Plan is 10 years.

2007 Equity Incentive Plan

At the June 2007 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2007 Equity Incentive Plan (the “2007 Plan”) under which up to two million common shares of the Company have been reserved for issuance. The 2007 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2007 Plan. The maximum contractual term for the options under the 2007 Plan is 10 years.

5.	EMPLOYEE SHARE OPTION PLAN AND EQUITY INCENTIVE PLAN (continued)
(a)	Options and restricted stock units (“RSUs”) granted (continued)

2008 Equity Incentive Plan

At the June 2008 annual general meeting of shareholders, the shareholders of the Company approved the GigaMedia Limited 2008 Equity Incentive Plan (the “2008 Plan”) under which up to one million common shares of the Company have been reserved for issuance. The 2008 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2008 Plan. The maximum contractual term for the options under the 2008 Plan is 10 years.

2009 Equity Incentive Plan

At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Equity Incentive Plan (the “2009 Plan”) under which up to one and a half million common shares of our Company have been reserved for issuance. The 2009 Plan is administered by a committee designated by the board of directors. The committee as plan administrator has complete discretion to determine the grant of awards under the 2009 Plan. The maximum contractual term for the options under the 2009 Plan is 10 years. As of December 31, 2009, no awards have been granted under the 2009 Plan.

2009 Employee Share Purchase Plan

At the June 2009 annual general meeting of shareholders, the shareholders of our Company approved the GigaMedia Limited 2009 Employee Share Purchase Plan (the “2009 ESPP”) under which up to two hundred thousand common shares of our Company have been reserved for issuance. To be eligible, employees must be regularly employed by us or our designated subsidiaries. Employees are also subject to certain restrictions on the amount that may be invested to purchase the shares and to other terms and conditions of the 2009 ESPP. The 2009 ESPP is administered by a committee designated by the board of directors. As of 31 December 2009, no award granted shares have been issued to employees under the 2009 ESPP.

5.	EMPLOYEE SHARE OPTION PLAN AND EQUITY INCENTIVE PLAN (continued)
(a)	Options and restricted stock units (“RSUs”) granted (continued)

Summarised below are the general terms of its share-based compensation plans as of 31 December 2009.

Share-Based				RSUs’ grant
compensation	Granted	Vesting	Options’	date
plan	awards	schedule	exercise price	fair value
			(US$)	(US$)
2002 plan	3,000,000	Immediately upon granting	$0.79	—
2004 plan	7,528,185 *	Immediately upon granting to three years	$0.79 ~$2.55	—
2006 plan	999,543	Immediately upon granting to four years	$10.15 ~ $16.60	$9.81 ~ $16.01
2007 plan	1,980,907	One to four years	$4.24 ~ $18.17	$4.24 ~ $15.35
2008 plan	560,000	Four to six years	$4.24	—

*	The granted awards, net of forfeited or canceled shares, were within reserved shares of seven million common shares.
All options and RSUs are expected to be settled by issuing new shares.

(b)	Shares issued

543 thousand and 518 thousand shares have been issued during the financial years ended 31 December 2009 and 2008 respectively by virtue of the exercise of options to take up unissued shares of the Company.

5.	EMPLOYEE SHARE OPTION PLAN AND EQUITY INCENTIVE PLAN (continued)
(c)	Options outstanding (continued)

The options on ordinary shares of the Company outstanding at the end of the financial year are as follows:

	Number of unissued shares
	under option at 31.12.2009
Exercise price	(in thousands)	Expiration date
under US$1	5,392	29.6.2014
US$1~US$10	1,590	29.6.2014~19.6.2018
US$10~US$20	707	9.8.2017~29.1.2018

	7,689

The number of total outstanding options as of 31 December 2009 is 7,689 thousand, of which the exercise price include US$0.79, US$1.45, US$2.55, US$4.24 and US$10.15, US$16.01, US$16.60 and US$18.17.

During the financial year ended 31 December 2009, a total of 55 thousand options granted pursuant to the 2006 Plan and 2007 Plan had been cancelled or forfeited. During the financial year ended 31 December 2008, a total of 448 thousand options granted pursuant to the 2004 Plan, 2006 Plan and 2007 Plan had been cancelled or forfeited.
6.	INDEPENDENT AUDITORS

The independent auditors, Horwath First Trust LLP have indicated their willingness to accept re-appointment.

On behalf of the directors

Ding, Michael Y.J.
Director

Wang, Arthur Minshiang
Director
13 May 2010

GIGAMEDIA LIMITED
(Incorporated in the Republic of Singapore)
AND ITS SUBSIDIARIES
Company Registration No. 199905474H
STATEMENT BY DIRECTORS
For the financial year ended 31 December 2009

We, Ding, Michael Y.J. and Wang, Arthur Minshiang state that, in the opinion of the directors:
(a)	the consolidated financial statements of the Group and the balance sheet of the Company as set out on pages 10 to 95 are drawn up as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2009, and of the results of the business, changes in equity and cash flows of the Group for the financial year then ended; and

(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the directors Ding, Michael Y.J. Director

Wang, Arthur Minshiang Director
13 May 2010

Horwath First Trust LLP
Certified Public Accountants

7 Temasek Boulevard
#11-01 Suntec Tower One
Singapore 038987

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF GIGAMEDIA LIMITED	Tel: (65) 6221 0338
Fax: (65) 6221 1080
www.horwath.com.sg
We have audited the accompanying financial statements of Gigamedia Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 10 to 95, which comprise the balance sheets of the Company and of the Group as at 31 December 2009, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement of the Group for the financial year then ended, and a summary of significant accounting policies and other explanatory notes.
Management’s responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the “Act”) and Singapore Financial Reporting Standards. This responsibility includes:
(a)	devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss accounts and balance sheets and to maintain accountability of assets;

(b)	selecting and applying appropriate accounting policies; and

(c)	making accounting estimates that are reasonable in the circumstances.
Auditors’ responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
The financial statements for the year ended 31 December 2008 were audited by another firm of certified public accountants whose report dated 15 May 2009 expressed an unqualified opinion on those financial statements.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF
GIGAMEDIA LIMITED (Continued)
Opinion
In our opinion:
(a)	the balance sheet of the Company and the consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2009, and the results, changes in equity and cash flows of the Group for the financial year ended on that date; and

(b)	the accounting and other records required by the Act to be kept by the Company and by the subsidiary incorporated in Singapore of which we are the auditor, have been properly kept in accordance with the provisions of the Act.
Horwath First Trust LLP
Public Accountants and
Certified Public Accountants
Singapore
13 May 2010

GIGAMEDIA LIMITED
(Incorporated in the Republic of Singapore)
AND ITS SUBSIDIARIES
Company Registration No. 199905474H
CONSOLIDATED INCOME STATEMENT
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2009

		The Group
	Note	2009	2008
		US$’000	US$’000
Continuing operations

Revenue	4	159,581	190,369
Cost of revenue		(36,887)	(35,174)

Gross profit		122,694	155,195

Product development and engineering expenses		(14,195)	(13,455)
Selling and marketing expenses		(79,421)	(74,173)
General and administrative expenses		(29,672)	(24,973)
Other operating income	5	1,645	2,882
Other operating expenses	6	(55,351)	(6,463)
Finance expenses	7	(390)	(976)
Share of loss of associated companies	15	(87)	(3,010)

(Loss) profit before income tax		(54,777)	35,027
Income tax expense	8	(517)	(1,069)

(Loss) profit from continuing operations	10	(55,294)	33,958

Discontinued operations
Profit from discontinued operations	9	222	9,435

(Loss) profit for the year		(55,072)	43,393

Attributable to:
Equity holders of the Company		(48,277)	42,636
Minority interests		(6,795)	757

		(55,072)	43,393

The accompanying notes form an integral part of these financial statements.

GIGAMEDIA LIMITED
(Incorporated in the Republic of Singapore)
AND ITS SUBSIDIARIES
Company Registration No. 199905474H
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2009

	The Group
	2009	2008
	US$’000	US$’000
(Loss) profit for the year	(55,072)	43,393

Other comprehensive income:
Change in fair value adjustment on available-for-sale financial assets	6	1,693
Currency translation differences recognized directly in equity	1,008	335

Other comprehensive income for the year, net of tax	1,014	2,028

Total comprehensive (loss) income for the year	(54,058)	45,421

Total comprehensive (loss) income attributable to :
Equity holders of the Company	(47,249)	44,721
Minority interests	(6,809)	700

	(54,058)	45,421

	2009	2008
	US$	US$
Earnings (Loss) Per Share attributable to equity holders of the Company
- Basic
(Loss) profit from continuing operations	(0.89)	0.61
Profit from discontinued operations	—	0.18

(Loss) profit for the year	(0.89)	0.79

- Diluted
(Loss) profit from continuing operations	(0.89)	0.55
Profit from discontinued operations	—	0.16

(Loss) profit for the year	(0.89)	0.71

Weighted average shares used to compute earnings (loss) per share attributable to GigaMedia
Basic	54,524	54,110

Diluted*	54,524	60,152

*	Options to purchase 5,115 thousand shares of common stock were not included in dilutive securities for the year ended 31 December 2009, as the effect would be anti-dilutive.
The accompanying notes form an integral part of these financial statements.

GIGAMEDIA LIMITED
(Incorporated in the Republic of Singapore)
AND ITS SUBSIDIARIES
Company Registration No. 199905474H
BALANCE SHEETS AS AT 31 DECEMBER 2009

		The Group		The Company
	Note	2009	2008	2009	2008
		US$’000	US$’000	US$’000	US$’000
Non-current assets
Property, plant and equipment	12	5,989	13,134		—
Intangible assets	13	62,231	114,918	—	—
Investment in subsidiaries	14	—	—	158,964	144,113
Investment in associates	15	222	75	—	—
Retained ownership of gaming software and service business	19	25,951	—	—	—
Other investments, available-for-sale	16	21,960	27,824	—	—
Restricted cash	23	—	2,125	—	—
Other assets	17	6,684	27,985	2	21
Deferred income tax assets	18	1,359	1,362	—	—

Total non-current assets		124,396	187,423	158,966	144,134

Assets held for sale	19	66,745	—	—	—

Current assets
Inventories		109	55	—	—
Trade and other receivables	20	5,020	18,354	3,297	473
Available-for-sale financial assets	21	3,486	3,419	—	—
Cash and cash equivalents	22	55,566	95,953	1,044	66
Restricted cash	23	932	—	—	—
Other current assets	24	3,166	10,098	—	—

		68,279	127,879	4,341	539

Total assets		259,420	315,302	163,307	144,673

GIGAMEDIA LIMITED
(Incorporated in the Republic of Singapore)
AND ITS SUBSIDIARIES
Company Registration No. 199905474H
BALANCE SHEETS AS AT 31 DECEMBER 2009 (cont’d)

			The Group		The Company
	Note		2009	2008	2009	2008
			US$’000	US$’000	US$’000	US$’000
Current liabilities
Trade and other payables	25		10,124	15,747	166	212
Short-term borrowings	26		22,503	15,243	—	8,774
Other current liabilities	27		11,988	43,390	—	4,560
Income tax liabilities	8		1,222	1,431	—	—

Total current liabilities			45,837	75,811	166	13,546

Liabilities held for sale	19		27,818	—	—	—

Non-current liabilities
Accrued pension liabilities	28		206	322	—	—
Deferred tax liabilities	18		32	1,510	—	—
Other liabilities	29		52	2,288	—	—

Total non-current liabilities			290	4,120	—	—

Total liabilities			73,945	79,931	166	13,546

Net Assets			185,475	235,371	163,141	131,127

Capital, reserves and minority interests
Share capital	30	(a)	211,540	209,423	211,540	209,423
Share option reserve	30	(b)	10,188	7,947	8,263	7,642
Retained earnings/ (Accumulated losses)			(19,359)	29,986	(34,615)	(58,323)
Statutory reserves	30	(d)	3,737	2,669	—	—
Fair value reserve			2,611	2,605	247	241
Foreign currency translation reserve			(24,857)	(25,879)	(22,294)	(27,856)

Equity attributable to equity holders of the company			183,860	226,751	163,141	131,127
Minority interests			1,615	8,620	—	—

Total equity			185,475	235,371	163,141	131,127

The accompanying notes form an integral part of these financial statements.

GIGAMEDIA LIMITED
(Incorporated in the Republic of Singapore)
AND ITS SUBSIDIARIES
Company Registration No. 199905474H
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2009
The Group

			Attributable to equity holders of the Company
				Retained		Foreign
		Share		earnings/		currency
	Share	option	Statutory	(Accumulated	Fair value	translation		Minority	Total
	capital	reserve	reserves	Losses)	reserve	reserve	Total	interests	Equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January, 2008	207,310	6,832	2,165	(12,146)	912	(26,239)	178,834	9,810	188,644

Issuance of common shares	2,113	(1,618)	—	—	—	—	495	—	495

Net profit for the year	—	—	—	42,636	—	—	42,636	757	43,393

Other comprehensive income for the year	—	32	—	—	1,693	360	2,085	(57)	2,028
Total comprehensive income for the year	—	32	—	42,636	1,693	360	44,721	700	45,421
Recognition of share-based payments	—	2,701	—	—	—	—	2,701	79	2,780
Transfer of statutory reserves	—	—	504	(504)	—	—	—	—	—
Acquisition of minority interests	—	—	—	—	—	—	—	(1,669)	(1,669)
Dividend paid to minority interests	—	—	—	—	—	—	—	(300)	(300)

Balance at 31 December, 2008	209,423	7,947	2,669	29,986	2,605	(25,879)	226,751	8,620	235,371

GIGAMEDIA LIMITED
(Incorporated in the Republic of Singapore)
AND ITS SUBSIDIARIES
Company Registration No. 199905474H
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (cont’d)
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2009
The Group

			Attributable to equity holders of the Company
				Retained		Foreign
		Share		earnings/		currency
	Share	option	Statutory	(Accumulated	Fair value	translation		Minority	Total
	capital	reserve	reserves	Losses)	reserve	reserve	Total	interests	Equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 31 December, 2008	209,423	7,947	2,669	29,986	2,605	(25,879)	226,751	8,620	235,371

Issuance of common shares	2,229	(909)	—	—	—	—	1,320	—	1,320

Net loss for the year	—	—	—	(48,277)	—	—	(48,277)	(6,795)	(55,072)

Other comprehensive income for the year	—	—	—	—	6	1,022	1,028	(14)	1,014
Total comprehensive income (loss) for the year	—	—	—	(48,277)	6	1,022	(47,249)	(6,809)	(54,058)
Recognition of share-based payments	—	3,150	—	—	—	—	3,150	127	3,277
Transfer of statutory reserves	—	—	1,068	(1,068)	—	—	—	—	—
Acquisition of minority interests (Note 22)	(112)	—	—	—	—	—	(112)	(173)	(285)
Dividend paid to minority interests	—	—	—	—	—	—	—	(150)	(150)

Balance at 31 December, 2009	211,540	10,188	3,737	(19,359)	2,611	(24,857)	183,860	1,615	185,475

The accompanying notes form an integral part of these financial statements.

GIGAMEDIA LIMITED
(Incorporated in the Republic of Singapore)
AND ITS SUBSIDIARIES
Company Registration No. 199905474H
CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2009

		The Group
	Note	2009	2008
		US$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
(Loss) profit before tax		(54,555)	45,448
Adjustments for:
Foreign currency translation adjustment		(356)	937
Depreciation		4,358	4,031
Amortisation-intangible assets		5,110	4,102
Amortisation-deferred assets		109	240
Allowance for doubtful receivables		1,092	2,953
Loss on disposal of property, plant and equipment		31	282
Gain on sales of available-for-sale financial assets and other investment, available-for-sale		—	(400)
Gain on divestiture of business		—	(11,014)
Share-based compensation		3,277	2,780
Impairment loss (reversal of impairment loss) on property, plant and equipment		918	(207)
Impairment loss on prepaid licensing fees and intangible assets		37,105	1,524
Share of loss of associated companies		87	3,010
Impairment loss on other investment, available-for-sale		16,205	—
Unrealised exchange loss on other investments, available-for-sale		(918)	2,021
Interest expense		390	976
Interest income		(432)	(1,460)
Other non-cash expenses		24	300

OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		12,445	55,523
In inventories		(53)	(51)
In trade and other receivables		(3,614)	(589)
In other current assets		210	(4,661)
In other assets		(5,137)	(4,700)
In trade and other payables		2,329	335
In other current liabilities		704	5,139
In accrued pension liabilities		(45)	(230)
In other liabilities		2,615	1,871

Cash generated from operating activities		9,454	52,637

Income tax paid		(1,230)	(1,412)

Net cash provided by operating activities		8,224	51,225

GIGAMEDIA LIMITED
(Incorporated in the Republic of Singapore)
AND ITS SUBSIDIARIES
Company Registration No. 199905474H
CONSOLIDATED CASH FLOW STATEMENT (cont’d)
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2009

		The Group
	Note	2009	2008
		US$’000	US$’000
CASH FLOWS FROM INVESTING ACTIVITIES
Increase in restricted cash		187	4,122
Purchase of property, plant and equipment		(5,761)	(8,814)
Proceeds from disposal of property, plant and equipment		17	35
Proceeds from disposal of available-for-sale financial assets		—	25,095
Divestiture of business, net of cash transferred	22	1,006	16,471
Purchase of available-for-sale financial assets		—	(17,518)
Purchase of other investment, available-for-sale		(9,281)	(7,228)
Purchase of investment in associates		(383)	(190)
Purchase of intangible assets		(8,807)	(7,509)
Acquisitions, net of cash acquired	22	(285)	(4,642)
Increase in loan receivable		(637)	—
Decrease (increase) in refundable deposit		1,986	(5,862)
Cash balance included in assets held for sale and retained ownership of gaming software and service business	19	(35,015)	—
Other		(120)	(380)
Interest received		444	1,470

Net cash used in investing activities		(56,649)	(4,950)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from (repayment of) short-term borrowings		7,261	(18,058)
Cash received from the exercise of share options		1,320	495
Cash dividend to minority interest shareholders of subsidiary		(150)	(300)
Other		(5)	(14)
Interest paid		(388)	(1,008)

Net cash generated from / (used in) financing activities		8,038	(18,885)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(40,387)	27,390

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR		95,953	68,563

CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR	22	55,566	95,953

The accompanying notes form an integral part of these financial statements.

GIGAMEDIA LIMITED
(Incorporated in the Republic of Singapore)
AND ITS SUBSIDIARIES
Company Registration No. 199905474H
NOTES TO THE FINANCIAL STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2009
These notes form an integral part of and should be read in conjunction with the accompanying financial statements.
1.	GENERAL INFORMATION
The Company is incorporated in Singapore and the address of its registered office is 8 Cross Street, #11-00 PWC Building, Singapore 048424. Its principal place of business is at 207 Tiding Boulevard, Section 2, Taipei, Taiwan, 114 Republic of China.

The principal activity of the Company is that of investment holding. The principal activities of the subsidiaries are providing online entertainment software and services.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of Preparation

The financial statements expressed in United States dollars (“US$”) and all values are rounded to nearest thousand (US$’000) as indicated have been prepared in accordance with Singapore Financial Reporting Standards (“FRS”) and under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with FRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the financial year. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates. Critical accounting estimates and assumptions used that are significant to the financial statements, and critical accounting estimates and assumptions involving a higher degree of judgement or complexity, are disclosed in Note 3.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)
(a)	Basis of Preparation (cont’d)

On 1 January 2009, the Group adopted the new or amended FRS and Interpretations to FRS (“INT FRS”) that are mandatory for application from that date. Changes to the Group’s accounting policies have been made as required, in accordance with the relevant transitional provisions in the respective FRS and INT FRS.

The following are the new or amended FRS and INT FRS that are relevant to the Group:
(1)	FRS 1 (revised) Presentation of financial statements

The revised standard prohibits the presentation of items of income and expenses (that is, “non-owner changes in equity”) in the statement of changes in equity. All non-owner changes in equity are shown in a performance statement but entities can choose whether to present one performance statement (the “statement of comprehensive income”) or two statements (the income statement and statement of comprehensive income). The Group has chosen to adopt the latter alternative. In addition, where comparative information is restated or reclassified, a restated balance sheet is required to be presented as at the beginning comparative period. There is no restatement of the balance sheet as at 1 January 2008 in the current financial year.

(2)	Amendments to FRS 18 Revenue

FRS 18 has been amended to add guidance to determine whether an entity is acting as a principal or an agent. The Group has reported revenue on a gross basis with the customer in previous financial years. Upon adoption of the amendments to FRS 18, the Group reassessed their business relationships and determined that the amendments do not have a material impact on the financial statements.

(3)	Amendments to FRS 27 Consolidated and Separate Financial Statement

The amendments to FRS 27 require all dividends from a subsidiary, jointly controlled entities or associates to be recognised in profit or loss of the Company’s separate financial statement. Distinction between pre- and post-acquisition profits is no longer required. The Company applied the amendments to FRS 27 prospectively. During the financial year, the change in the accounting policy had no material impact on the Company’s retained earnings.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)
(a)	Basis of Preparation (cont’d)
(4)	Amendments to FRS 107 Improving disclosures about financial statements

The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. The adoption of the amendment results in additional disclosures but does not have an impact on the accounting policies and measurement bases adopted by the Group.

(5)	FRS 108 Operating segments

This replaces FRS 14 Segment reporting, and requires a “management approach” under which segment information is presented on the same basis as that used for internal reporting purposes.

FRS 108 requires disclosure of information about the Group’s operating segments and replaces the requirement to determine primary and secondary reporting segments of the Group. The Group determined that the reportable operating segments are the same as the business segments previously identified under FRS 14 Segment Reporting. Additional disclosures about each of the segments are shown in Note 31.
New accounting standards and interpretations not yet adopted

The Group has not applied the following accounting standards and interpretations that have been issued as of the balance sheet date but are not yet effective:

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)
(a)	Basis of Preparation (cont’d)

Certain new standards, amendments and interpretations to existing standards have been published as at balance sheet date and are mandatory for the Group’s accounting periods beginning on or after 1 January 2010 or later periods and which the Group has not early adopted

Effective for annual
periods beginning
Description	on or after
Amendments to FRS 27 Consolidated and Separate Financial Statements	1 July 2009
Amendments FRS 39 Financial Instruments: Recognition and Measurement — Eligible Hedged Items	1 July 2009
Revised FRS 103 Business Combinations	1 July 2009
Amendments to FRS 105 Non-current Assets Held-for-sale and Discontinued Operations	1 July 2009
INT FRS 117 Distributions of Non-cash Assets to Owners	1 July 2009
INT FRS 118 Transfer of Assets to Customers	1 July 2009

Improvements to FRS issued in 2009
Amendments to FRS 38 Intangible Assets	1 July 2009
Amendments to FRS 102 Share-based Payment	1 July 2009
Amendments to FRS 108 Operating Segments	1 July 2009
Amendments to INT FRS 109 Reassessment of Embedded Derivatives	1 July 2009
Amendments to INT FRS 116 Hedges of a Net Investment in a Foreign Operation	1 July 2009
Amendments to FRS 1 Presentation of Financial Statements	1 January 2010
Amendments to FRS 7 Statement of Cash Flows	1 January 2010
Amendments to FRS 17 Leases	1 January 2010
Amendments to FRS 36 Impairment of Assets	1 January 2010
FRS 39 Financial Instruments: Recognition and Measurement	1 January 2010
Amendments to FRS 105 Non-current Assets Held-for-sale and Discontinued Operations	1 January 2010
Amendments to FRS 108 Operating Segments	1 January 2010
The Group’s assessment of the impact of adopting those standards, amendments and interpretations that are relevant to the Group is set out below:

Revised FRS 27 requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss. The Group will apply revised FRS 27 prospectively to transactions with minority interests from 1 January 2010.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)
(a)	Basis of Preparation (cont’d)

FRS 103 revised continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair vale or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The Group will apply revised FRS 103 prospectively to all business combinations from 1 January 2010.

The amendments to FRS 105 requires that when a subsidiary is held for sale, all its assets and liabilities shall be classified as held for sale under FRS 105, even when the Group will retain a non-controlling interest in the subsidiary after the sale. The Group is in the process of evaluating what effect, if any, the adoption may have in the Group’s consolidated financial statements.

(b)	Revenue Recognition

Revenue comprises the fair value for the sale of goods and rendering of services net of value added tax, rebates and discounts, after eliminating sales within the Group.

Multiple-Element Arrangements

The Group enters into multiple-element revenue arrangements, which may include any combination of services, software, and/or products. To the extent that a deliverable in a multiple-element arrangement is subject to specific accounting guidance, whether and/or how to separate multiple deliverable arrangements into separate units of accounting (separability) and how to allocate the arrangement consideration among those separate units of accounting (allocation) for that deliverable is accounted for in accordance with such specific guidance.

Gaming software and service revenues

Gaming software and service revenues are related to software the Group develops and license and support services the Group provides for online real-money gaming solutions and applications.

Software licensing and support service revenues are based upon a percentage of gross receipts generated by a software licensee’s online gaming operations, and are recognised monthly. The software licensee generates revenues by providing and promoting online games of skill and chance that are available on the free download gaming software. Revenues derived from the online gaming software platform are recognised at the time games are played and are net of player winnings. Transaction fee revenues derived from the online multi-player poker platform are recognised as services are provided.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)
(b)	Revenue Recognition

Online game and service revenues

Online game and service revenues are related to the Group’s online game and service business that operates play-for-fun games online in Asia.

Online game revenues are collected through the sale of online game points, pre-paid cards, and game packs. Virtual online game points are sold directly to end-users who can make the payments through credit cards, the Internet ATMs or telecommunication service operators. Physical pre-paid cards and game packs are sold through distributors and convenience stores. Proceeds from sales of physical cards and game packs, net of sales discounts, and online game points are deferred when received and revenue is recognised upon the actual usage of the playing time or in-game virtual items by the end-users; over the estimated useful life of virtual items; or when the sold game points expire and are no longer eligible to access the online games or products in accordance with the Group’s published game points expiration policy.

The Group reports sales of virtual online game points on a gross basis. In the sales of virtual online game points, the Group acts as principal and the Group has latitude in establishing price. Fixed percentage fees retained by service providers for payment processing related to the Group’s online game services are recognised as cost of online game revenues.

Online game and service revenues also include revenues derived from online advertising arrangements, sponsorship arrangements, or a combination of both. These service arrangements allow advertisers to place advertisements on particular areas of the Group’s Web sites and online games platforms over a stated period of time. Service revenues from online advertising arrangements are recognised over the displayed period of the contract when the collectability is reasonably assured.

Interest

Interest income is recognised on a time proportion basis using the effective interest rate method.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)
(c)	Group Accounting

(1) Subsidiaries

Subsidiaries are entities (including deemed special purpose entities as defined under Interpretation of Financial Reporting Standards INT FRS12) over which the Group has power to govern the financial and operating policies, generally accompanied by a shareholding giving rise to the majority of the voting rights or entities of which the Group has a beneficial interest. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

The Group entered into a software license and support service contract with Ultra Internet Media, S.A. (“UIM”) to provide Internet software support services for UIM’s online gaming operations. The contract allows for the Group to charge a percentage of UIM gross receipts resulting from UIM’s online gaming operations. The Group was considered having retained significant beneficial interest in UIM due to contractual relationship. As a result, the Group has incorporated the results of UIM into its consolidated financial statements, even though the Group does not own any of UIM’s equity.

Pursuant to various agreements entered into between T2CN, Shanghai T2 Entertainment Co., Ltd. (“T2 Entertainment”), Shanghai T2 Advertisement Co., Ltd. (“T2 Advertisement”) and the equity owners of T2 Entertainment and T2 Advertisement, T2CN generally has control and the risks and rewards of ownership of T2 Entertainment and T2 Advertisement and is considered having retained significant beneficial interest in T2 Entertainment and T2 Advertisement. T2 Entertainment and T2 Advertisement were established to hold the necessary licenses for the Group’s participation in online game and related advertisement services in the People’s Republic of China (“PRC”). Accordingly, from the date that the Group consolidated T2CN, the results of T2 Entertainment and T2 Advertisement are included in the accompanying consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)
(c)	Group Accounting

(1) Subsidiaries (cont’d)

In November 2007, T2CN entered into various agreements with Shanghai Jinyou Network & Technology Co., Ltd. (“Jinyou”) and the equity owners of Jinyou. The agreements provided for T2CN to obtain conditional effective and enforceable clauses upon acquiring an Internet Content Provider (“ICP”) license by Jinyou. Jinyou was established to hold the necessary licenses for our participation in online games in the PRC. In September 2008, Jinyou acquired the ICP license and the above agreements became effective. T2CN generally has control and the risks and rewards of ownership of Jinyou and is considered having retained significant beneficial interest in Jinyou. Accordingly, the results of Jinyou are included in the accompanying Consolidated Financial Statements starting from September 2008.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values on the date of acquisition, irrespective of the extent of any minority interest. Please refer to Note 2(e)(1) for the accounting policy on goodwill on acquisition of subsidiaries.

Subsidiaries are consolidated from the date on which control is transferred to the Group to the date on which that control ceases. In preparing the consolidated financial statements, intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but are considered an impairment indicator of the asset transferred.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. The accounting periods of the subsidiaries are conterminous with that of the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)
(c)	Group Accounting (cont’d)

(2) Minority interest

Minority interest is that part of the net results of operations and of net assets of a subsidiary attributable to interests which are not owned directly or indirectly by the Group. It is measured at the minorities’ share of post-acquisition fair value of the subsidiaries’ identifiable assets and liabilities, except when the losses applicable to the minority in a subsidiary exceed the minority interest in the equity of that subsidiary. In such cases, the excess and further losses applicable to the minority are attributed to the equity holders of the Company, unless the minority has a binding obligation to, and is able to, make good the losses. When that subsidiary subsequently reports profits, the profits applicable to the minority are attributed to the equity holders of the Company until the minority’s share of losses previously absorbed by the equity holders of the Company has been recovered.

Minority interest includes 100 percent of the common stock of UIM held by third-party shareholders.

Minority interest also includes 30 percent of the common stock of Dragongate Enterprises Limited (“Dragongate Enterprises”), which is held by Cyber Gateway Pte. Ltd. (“Cyber Gateway”), which is 100 percent owned by Infocomm Asia Holdings Pte. Ltd. (“Infocomm Asia”).

As of December 31, 2009 and 2008, minority interest also includes 32.91 percent and 33.71 percent, respectively, of the common stock of T2CN, which is held by third-party shareholders.

(3) Discontinued Operations

For 2009 and 2008, a portion of the Group’s revenues was generated from its Internet access and service business. The Group disposed of the remaining portion of its Internet access and service business in September 2008, and as a result has classified the income from these revenue-generating activities as part of discontinued operations. (See Note 9, “Discontinued Operations”, for additional information).

The Internet access and service business revenues were recorded net of discounts and net of fees paid to cable partners, and were recognized on a straight-line basis over the subscription period or for the period in which the service was performed. Any advanced payment receipts were recorded as deferred revenues included in other current liabilities in the Consolidated Balance Sheets and were amortized over the subscription period. The sale of other Internet access-related products and rental income from the lease of Internet access-related equipment to subscribers were recognized when products were delivered or services were provided.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)
(c)	Group Accounting (cont’d)

(4) Transaction costs

Costs directly attributable to an acquisition are included as part of the cost of acquisition.

(5) Associated companies

Associated companies are entities over which the Group has significant influence, but not control, generally accompanied by a shareholding giving rise to between and including 20% and 50% of the voting rights. Investments in associated companies are accounted for in the consolidated financial statements using the equity method of accounting.

Investments in associated companies are initially recognised at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill.

In applying the equity method of accounting, the Group’s share of its associated companies’ post-acquisition profits or losses is recognised in the income statement. When the Group’s share of losses in an associated company equals or exceeds its interest in the associated company, including any other unsecured non-current receivables, the Group does not recognise further losses, unless it has obligations or has made payments on behalf of the associated company.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group’s interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associated companies have been changed where necessary to ensure consistency with the accounting policies adopted by the Group.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)
(d)	Property, Plant and Equipment
(1)	Land and buildings

Land and buildings are initially recorded at cost. Freehold land is subsequently stated at cost less accumulated impairment losses (Note 2(g)). Buildings are subsequently stated at cost less accumulated depreciation and accumulated impairment losses (Note 2(g)).

(2)	Other property, plant and equipment

Other property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses (Note 2(g)).

(3)	Depreciation

Freehold land is not depreciated. Depreciation is calculated using a straight-line method to allocate the depreciable amounts of property, plant and equipment over their estimated useful lives. The estimated useful lives are as follows:

Categories	Years
Buildings	50
Information and communication equipment	2 to 5
Office furniture and equipment	3 to 5
Leasehold improvements	2 to 5
Transportation equipments	5
Leasehold improvements are depreciated over the life of the lease or the assets, whichever is shorter.

(4)	Subsequent expenditure

Subsequent expenditure relating to property, plant and equipment that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the standard of performance of the asset before the expenditure was made, will flow to the Group and the cost can be reliably measured. Other subsequent expenditure is recognised as an expense during the financial year in which it is incurred.

(5)	Disposal

On disposal of an item of property, plant and equipment, the difference between the net disposal proceeds and its carrying amount is taken to the income statement.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)
(e)	Intangible Assets
(1)	Goodwill on acquisition

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses (Note 2 (g)).

(2)	Trademarks

Trademarks with definite lives are being amortised over their estimated useful lives, and are carried at cost less accumulated amortisation and accumulated impairment losses (Note 2(g)). Amortisation is calculated using the straight-line method over their estimated useful lives of 10 years. Trademarks with an indefinite useful life are not amortised and are carried at cost less accumulated impairment losses (Note 2(g)).

(3)	Other intangible assets

Other intangible assets comprise completed technology, non-competition agreement, capitalised software cost, customer relationships and other. Other intangible assets are shown at historical cost. Other intangible assets have a definite useful life and are carried at cost less accumulated amortisation and accumulated impairment losses (Note 2(g)). Amortisation is calculated using a straight-line method to allocate the cost of other intangible assets over their estimated useful lives ranging from 3 to 9 years.

Costs directly attributable to the development of software are capitalised as intangible assets only when technical feasibility of the project is demonstrated, the Group has an intention and ability to complete and use the software and the costs can be measured reliably. Such costs include purchases of materials and services and payroll-related costs of employees directly involved in the project.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)
(f)	Investments in subsidiaries

Investments in subsidiaries are stated at cost less accumulated impairment losses on the Company’s balance sheet. On disposal of investments in subsidiaries, the difference between net disposal proceeds and the carrying amount of the investments is taken to the income statement.

(g)	Impairment of Non-financial Assets
(1)	Goodwill

Goodwill is tested annually for impairment, as well as when there is any indication that the goodwill may be impaired. Goodwill included in the carrying amount of an investment in associated company is tested for impairment as part of the investment, rather than separately.

For the purpose of impairment testing of goodwill, goodwill is allocated to each of the Group’s cash-generating-units (“CGUs”) expected to benefit from synergies of the business combination.

An impairment loss is recognised in the income statement when the carrying amount of a CGU, including the goodwill, exceeds the recoverable amount of the CGU. Recoverable amount of a CGU is the higher of the CGU’s fair value less cost to sell and value in use.

The total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU.

Impairment loss on goodwill is not reversed in a subsequent period.

(2)	Long-Lived Assets

Long-Lived assets are reviewed for impairment annually or whenever there is any objective evidence or indication that these assets may be impaired. If any such objective evidence or indication exists, the recoverable amount (i.e. the higher of the fair value less cost to sell and value in use) of the asset is estimated to determine the amount of impairment loss.

For the purpose of impairment testing of these assets, the recoverable amount is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the CGU to which the asset belongs to.

If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. The impairment loss is recognised in the income statement unless the asset is carried at revalued amount, in which case, such impairment loss is treated as a revaluation decrease.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)
(g)	Impairment of Non-financial Assets (con’d)

An impairment loss for an asset other than goodwill is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of accumulated amortisation or depreciation) had no impairment loss been recognised for the asset in prior years. A reversal of impairment loss for an asset other than goodwill is recognised in the income statement, unless the asset is carried at revalued amount, in which case, such reversal is treated as a revaluation increase.

(h)	Financial Assets
(1)	Classification

Available-for-sale financial assets

The Group classifies all of its investments in financial assets as available-for-sale financial assets. The classification depends on the purpose for which the assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Investments included in current assets represent investments with a maturity of less than one year or investments that management intends to sell within one year. Investments classified as non-current include investments that have a maturity of more than one year or investments that management does not intend to sell within one year.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except those maturing more than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are presented as trade and other receivables and cash and bank balances on the balance sheet.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)
(h)	Financial Assets (con’d)
(2)	Measurement

Available-for-sale financial assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs and subsequently carried at fair value. Interest and dividend income on available-for-sale financial assets are recognised separately in the income statement. Changes in the fair values of available-for-sale debt securities (i.e. monetary items) denominated in foreign currencies are analysed into currency translation differences on the amortised cost of the securities and other changes; the currency translation differences are recognised in the income statement and the other changes are recognised in the fair value reserve. Changes in fair values of available-for-sale equity securities (i.e. non-monetary items) are recognised in the fair value reserve, together with the related currency translation differences.

Loans and receivables

At subsequent reporting dates, loans and receivables are measured at amortised cost using the effective interest rate method. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired, and through the amortisation process.

(3)	Determination of fair value

The Group generally determines or calculates the fair value of financial instruments using quoted market prices in active markets when such information is available or using appropriate present value or other valuation techniques, such as discounted cash flow analyses, incorporating available market discount rate information and the Company’s estimates for non-performance and liquidity risk. These techniques rely extensively on the use of a number of assumptions, including the discount rate, credit spreads, and estimates of future cash flows.

(4)	Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the investment below its cost is considered in determining whether the investments are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from the fair value reserve within equity and recognised in the income statement. Impairment losses recognised in the income statement on equity investments are not reversed through the income statement, until the equity investments are disposed of.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)
(i)	Trade and Other Receivables

Trade receivables are stated at costs less allowance for doubtful receivables based on a review of outstanding amounts at the year end. An allowance for doubtful accounts is provided based on an evaluation of collectability of notes receivable, accounts receivable, and other receivables. An allowance for doubtful accounts is also provided, when considered necessary, to loans receivables. The Group review loans receivable individually and the evaluation primarily consists of an analysis based upon current information available about the borrowers.

For those accounts in which a loss is probable, the Group records a specific reserve. Receivable losses are charged against the allowance when the Group believes the uncollectability of the receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance.

(j)	Operating Leases

Leases of assets in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recorded in the income statement on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

(k)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses.

(l)	Player Account Balances

Player account balances are related to player deposits from its gaming software and service business. Player account balances are presented as current liabilities, which are first accrued for in full upon the receipt of player deposits, and increased or decreased based on player activities, including player wins or losses, withdrawals and refunds. (See Note 27, “Other Current Liabilities”, for additional information).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)
(m)	Deferred Income Taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred income tax liability is settled.

A deferred income tax liability is recognised on temporary differences arising on investments in subsidiaries and associated companies, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred income tax asset is recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(n)	Provisions for Other Liabilities and Charges

Provisions are recognised when the Group has a legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made.

(o)	Employee Benefits
(1)	Retirement plan

Defined benefit pension plan

The Group has a defined benefit pension plan in accordance with the Labor Standards Law of the Republic of China (R.O.C.) for the employees located in Taiwan, covering substantially all full-time employees for services provided prior to 1 July 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on 1 July 2005. Under the defined benefit pension plan, net periodic pension cost, which includes service cost, interest cost, expected return on plan assets, amortisation of unrecognised net transition obligation and gains or losses on plan assets, is recognised based on an actuarial valuation report.

Defined contribution pension plan

The Group has provided defined contribution plans for employees located in Taiwan, North America, the PRC and Hong Kong. Contributions to the plans are expensed as incurred.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)
(o)	Employee Benefits

(2) Share-based compensation

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee or non-employee services received in exchange for the grant of the options is recognised as an expense in the income statement with a corresponding increase in the share option reserve over the vesting period. The total amount to be recognised over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets), on the date of grant. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable on vesting date. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable on vesting date. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital when the options are exercised.
(p)	Foreign Currency Translation
(1)	Functional and presentation currency

The Company’s functional currency is New Taiwan dollar. Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in U.S. Dollars (“US$” or “US Dollars”) which is the Group’s and the Company’s presentation currency as operations denominated in U.S. Dollars represented a significant portion of the business.

(2)	Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Currency translation gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Currencies translation difference on non-monetary items, such as equity investments classified as available-for-sale financial assets, are included in the fair value reserve within equity.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)
(p)	Foreign Currency Translation (cont’d)
(3)	Translation of the Company’s and Group entities’ financial statements

The results and financial position of the Company, and the Group entities (none of which has the currency of a hyperinflationary economy) are translated into presentation currency as follows:
i.	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

ii.	Income and expenses for each income statement are translated at average exchange rates; and

iii.	All resulting exchange differences are taken to the foreign currency translation reserve.
On consolidation, exchange differences arising from the translation of the net investment in foreign entities (including monetary items that, in substance, form part of the net investment in foreign entities) are taken to shareholders’ equity. When an operation, the functional currency of which is not denominated in US Dollars, is disposed of, such exchange differences are taken to the income statement as part of the gain or loss on disposal.
(q)	Cash and cash equivalents

Cash and cash equivalents include cash on hand and unpledged deposits with financial institutions.

(r)	Non-Current Assets (or Disposal Groups) Held for Sale and Discontinued Operations

Non-current assets (or disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

3.	CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS
Estimates are continually evaluated and are based on historical experience and other factors, including expectations of the future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.
(a)	Estimated Impairment of Assets

The Group tests annually whether the goodwill has suffered any impairment, and reviews long-lived assets annually or whenever there is any objective evidence or indication that these assets may be impaired, in accordance with the accounting policy stated in Note 2 (g). The recoverable amounts of CGUs or the asset are determined from value-in-use calculations or fair value approach. The key assumptions for the value-in-use calculations are those regarding the discount rates, growth rates and expected changes to revenues and costs and expenses.

(b)	Potential tax liabilities

The Group is subject to income taxes in numerous jurisdictions. In determining the income tax liabilities, management is required to estimate the amount of capital allowances and the deductibility of certain expenses (“potential tax liabilities”) at each tax jurisdiction.

The amount of unrecognised tax benefits may increase or decrease in the future for various reasons such as current year tax positions, expiration of statutes of limitations, litigation, legislative activity, or other changes in facts regarding realizability. However, at this time, an estimate of the potential range of change cannot be reasonably made.

(c)	Defined Benefit Pension Plan

Weighted-average assumptions used to determine benefit obligations and net periodic pension costs at 31 December 2009 and 2008 were as follows:

	2009	2008
Discount rate	2.25%	2.50%
Rate of return on plan assets	2.25%	2.50%
Rate of compensation increase	1.00%	1.00%

3.	CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS (cont’d)
(d)	Share Options

GigaMedia

The Company used the Black-Scholes formula to estimate the fair value of share options granted to employees. There were no stock options granted in 2009 and the following summarises the assumptions used in the model for options granted during each of the years ended 31 December:

For the year ended 31 December	2009	2008
Option term (years)	—	2.77~4.58
Volatility	—	57.83%~64.58%
Weighted-average volatility	—	64.01%
Risk-free interest rate	—	1.72%~2.88%
Dividend yield	—	0%
Weighted-average fair value of option granted	—	US$2.36
T2CN

T2CN used the Black-Scholes option-pricing model to estimate the fair value of share options. There were no stock options granted in 2009 and the following summarizes the assumptions used in the model for options granted during each of the years ended 31 December:

For the years ended 31 December	2009	2008
Option term (years)	—	3.50~6.26
Volatility	—	47.85%~57.41%
Weighted-average volatility	—	48.19%
Risk-free interest rate	—	2.20%~4.54%
Dividend yield	—	0%
Weighted-average fair value of option granted	—	US$0.38
4.	REVENUE

	The Group
	2009	2008
	US$’000	US$’000
Gaming software and service revenues	112,694	144,765
Online game and service revenues	46,887	45,604

	159,581	190,369

5.	OTHER OPERATING INCOME

	The Group
	2009	2008
	US$’000	US$’000
Gain on sales of available-for-sale financial assets	—	373
Reversal of impairment loss on property, plant and equipment	—	207
Interest income	432	1,460
Subsidy received from tax authority	190	561
Foreign exchange gain — net	1,086	—
Other	(63)	281

	1,645	2,882

6.	OTHER OPERATING EXPENSES

	The Group
	2009	2008
	US$’000	US$’000
Loss on disposal of property, plant and equipment	31	253
Impairment loss on prepaid licensing fees and intangible assets (Notes 10, 13 and 17)	37,105	1,524
Impairment loss on property, plant and equipment (Notes 10 and 12)	918	—
Impairment loss on other investments, available-for-sale (Notes 10 and 16)	16,205	—
Allowance for doubtful receivables (Note 20)	1,092	2,905
Foreign exchange loss – net	—	1,781

	55,351	6,463

7.	FINANCE EXPENSES

	The Group
	2009	2008
	US$’000	US$’000
Interest expense on short-term borrowings	390	976

8.	INCOME TAX EXPENSE
(a)	Income tax expense

	The Group
	2009	2008
	US$’000	US$’000
Tax expense attributable to profit is made up of:
From continuing operations
Current income tax
- Foreign	1,992	1,127
Deferred income tax	(1,475)	(58)

Income tax expense	517	1,069

From discontinued operations
Current income tax
- Foreign	—	640
Deferred income tax	—	346

Income tax expense	—	986

Tax expense is attributable to:
- continuing operations	517	1,069
- discontinued operations	—	986

	517	2,055

The tax expense on profit differs from the amount that would arise using the Singapore standard rate of income tax as explained below:

	The Group
	2009	2008
	US$’000	US$’000
Profit before tax
- continuing operations	(54,777)	35,027
- discontinued operations	222	10,421

	(54,555)	45,448

Tax calculated at a tax rate of 17% and 18% in 2009 and 2008, respectively	(9,274)	8,181
Effect of
- different tax rates in other countries	10,190	(4,031)
- utilisation of previously unrecognised tax losses	—	(1,062)
- other	(399)	(1,033)

Tax charge	517	2,055

During the financial year, the Singapore corporate tax rate was reduced from 18% to 17% for the year of assessment 2010 and onwards.

8.	INCOME TAX EXPENSE (cont’d)
(b)	Movement in current income tax liabilities

	The Group
	2009	2008
	US$’000	US$’000
Beginning of financial year	1,431	1,041
Income tax paid	(1,230)	(1,412)
Tax expense	1,992	1,767
Income tax expense classified as held- for-sale and retained ownership of gaming software and service business	(971)	—
Currency translation and others	—	35

End of financial year	1,222	1,431

9.	PROFIT FROM DISCONTINUED OPERATIONS

In September 2008, the Group completed the sale of its Internet access and service business. (See Note 22, “Cash and cash equivalents” for additional information)

The (loss) profit for the years from discontinued operations is analysed as follows:

	The Group
	2009	2008
	US$’000	US$’000
Gain (loss) on Internet access and service business operation for the year-net of tax	222	(400)
Gain on disposal of Internet access and service business operation-net of tax	—	9,835

	222	9,435

The results of the Internet access and service business are as follows:

	The Group
	2009	2008
	US$’000	US$’000
Revenues	159	9,289
Cost of revenues	—	(6,592)
Product development and engineering expenses	—	(419)
Selling and marketing expenses	—	(1,306)
General and administrative expenses	—	(1,437)
Other operating income	64	72
Other operating expenses	(1)	(200)

Income (loss) before tax	222	(593)
Income tax credit	—	193

Total profit / (loss) for the year from discontinued operations-net of tax	222	(400)

10.	(LOSS) PROFIT FROM CONTINUING OPERATIONS
The following items have been included in arriving at loss / profit from continuing operations for the year:

	The Group
	2009	2008
	US$’000	US$’000
Charging/(crediting):
Amortisation charge on intangible assets	5,110	4,046
Depreciation of property, plant and equipment
- Buildings	23	6
- Information and communication equipment	2,768	2,690
- Office furniture and equipment	587	216
- Transportation equipment	24	6
- Leasehold improvements	956	403
Foreign exchange (gain) loss – net	(1,086)	1,781
Impairment loss (reversal of impairment loss) of property, plant and equipment (Note 12)	918	(207)
Impairment loss on prepaid licensing fees and intangible assets (Note 13 and 17)	37,105	1,524
Impairment loss on other investment, available-for-sale (Note 16)	16,205	—
Allowance for doubtful receivables (Note 20)	1,092	2,905
Rental expense-operating lease	5,091	3,431

11.	STAFF COSTS

	The Group
	2009	2008
	US$’000	US$’000
Wages and salaries	35,545	32,865
Employee share-based payment	3,277	2,780
Employee expense relating to defined benefit and contribution pension plans	1,184	829
Termination benefits	295	99

	40,301	36,573

Key management remuneration is disclosed in Note 34.

12.	PROPERTY, PLANT AND EQUIPMENT
     The Group

			Information		Office
			and	Cable	furniture			Equipment
			communication	modem	and	Transportation	Leasehold	under
	Land	Buildings	equipment	rented	equipment	equipment	improvements	installation	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At 1 January 2008	685	1,168	23,163	1,674	2,029	324	2,222	22	31,287
Additions	—	—	4,143	—	1,286	—	3,551	72	9,052
Disposals	—	—	(11,104)	(1,249)	(786)	(127)	(551)	—	(13,817)
Reclassification	—	—	(227)	—	227	—	—	—	—
Transfer from / (out to) inventory / intangible assets	—	—	—	(134)	—	—	—	—	(134)
Eliminated on disposal of subsidiary	—	—	(4,880)	(338)	(176)	(41)	(115)	—	(5,550)
Foreign currency translation adjustment	(7)	(13)	506	47	(5)	3	8	(3)	536

At 31 December 2008	678	1,155	11,601	—	2,575	159	5,115	91	21,374
Additions	—	—	4,251	—	111	—	180	1,219	5,761
Disposals	—	—	(144)	—	(32)	(15)	(21)	—	(212)
Reclassification	—	—	1,736	—	(850)	—	12	(898)	—
Transfer from / (out to) inventory/ intangible assets	—	—	—	—	—	—	—	(98)	(98)
Classified as assets held for sale and retained ownership of gaming software and service business	—	—	(9,617)	—	(899)	—	(2,682)	(313)	(13,511)
Foreign currency translation adjustment	16	29	112	—	10	3	39	—	209

At 31 December 2009	694	1,184	7,939	—	915	147	2,643	1	13,523

12.	PROPERTY, PLANT AND EQUIPMENT (cont’d)
     The Group

			Information		Office
			and	Cable	furniture			Equipment
			communication	modem	and	Transportation	Leasehold	under
	Land	Buildings	equipment	rented	equipment	equipment	improvements	installation	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Accumulated depreciation and impairment
At 1 January 2008	—	709	14,317	1,285	1,249	214	1,044	—	18,818
Depreciation charge	—	24	3,114	33	268	28	564	—	4,031
Disposals	—	—	(8,930)	(918)	(646)	(105)	(297)	—	(10,896)
Transfer from / (out to) inventory/ intangible assets	—	—	(59)	(101)	100	—	12	—	(48)
Eliminated on disposal of subsidiary	—	—	(3,219)	(335)	(144)	(33)	(93)	—	(3,824)
Foreign currency translation adjustment	—	(1)	319	36	3	2	7	—	366
Reversal of impairment charge	54	(261)	—	—	—	—	—	—	(207)

At 31 December 2008	54	471	5,542	—	830	106	1,237	—	8,240
Depreciation charge	—	23	2,768	—	587	24	956	—	4,358
Disposals	—	—	(40)	—	(92)	(13)	(18)	—	(163)
Transfer from / (out to) inventory/ intangible assets	—	—	751	—	(552)	—	13	—	212
Classified as assets held for sale and retained ownership of gaming software and service business	—	—	(5,410)	—	(247)	—	(496)	—	(6,153)
Foreign currency translation adjustment	6	12	67	—	8	3	26	—	122
Impairment charge	148	(7)	777	—	—	—	—	—	918

At 31 December 2009	208	499	4,455	—	534	120	1,718	—	7,534

Net book value
At 31 December 2009	486	685	3,484	—	381	27	925	1	5,989

At 31 December 2008	624	684	6,059	—	1,745	53	3,878	91	13,134

The Group has pledged land and buildings having a net book value of US$1.2 million (2008: US$1.3 million) as collateral for bank borrowings as of 31 December 2009 (Note 26)

12.	PROPERTY, PLANT AND EQUIPMENT (cont’d)
In 2009 and 2008, the Group recorded an impairment charge (reversal of impairment loss) of US$141 thousand and US$ (207) thousand, respectively, related to land and buildings. The land and building were valued based on the quoted prices of similar assets in the market.

In 2009, the Group recorded an impairment charge of US$777 thousand related to information and communication equipment. The impairment charge for the equipment was related to servers used in certain licensed games or internally developed games within its online game and service segment for which the carrying amount was determined not to be recoverable from its related future undiscounted cash flows. This equipment was valued using unobservable inputs such as discounted cash flows, incorporating available market discount rate information and the Group’s estimates for liquidity risk, and other cash flow model related assumptions.
13.	INTANGIBLE ASSETS

	The Group
	2009	2008
	US$’000	US$’000
Goodwill arising on acquisition (Note (a))	43,307	85,988
Trademarks (Note (b))	11,085	11,178
Others (Note (c))	7,839	17,752

	62,231	114,918

(a)	Goodwill Arising on Acquisition

	The Group
	2009	2008
	US$’000	US$’000
Cost
At 1 January	85,988	84,039
Acquisition of subsidiaries (Note 22)	—	1,738
Goodwill included in assets held for sale and retained ownership of gaming software and service business	(29,243)	—
Buy-back of common shares by majority-owned subsidiary	—	511
Translation adjustment	665	(300)

At 31 December	57,410	85,988

Accumulated impairment
At 1 January and 31 December	(14,103)	—

Net book value	43,307	85,988

In 2008, T2CN bought back and cancelled part of its common shares owned by independent third parties for US$1.3 million, resulting in an increase of the Group’s ownership interest in T2CN, and the Group recorded additional goodwill of US$511 thousand.

13.	INTANGIBLE ASSETS (cont’d)

(a)	Goodwill Arising on Acquisition (con’d)

In 2009, the Group recorded an impairment charge of US$14.1 million related to goodwill from the acquisition of T2CN. The impairment charge resulted because our estimates of future cash flows for T2CN’s business have been reduced due to lower than expected operating performance results in 2009, which indicated that the carrying amount of the goodwill from the acquisition of T2CN cannot be fully recovered as of December 31, 2009. Goodwill is valued using unobservable inputs such as discounted cash flows, incorporating available market discount rate information and the Group’s estimates for liquidity risk, and other cash flow model related assumptions.

(b)	Trademarks

	The Group
	2009	2008
	US$’000	US$’000
At 1 January	11,178	11,372
Amortisation for the financial year	(70)	(70)
Trademarks included in assets held for sale and retained ownership of gaming software and service business	(298)	—
Translation adjustment	275	(124)

At 31 December	11,085	11,178

Cost	11,085	11,511
Accumulated amortisation	—	(333)

Net book value	11,085	11,178

The above includes trademarks with indefinite useful life of approximately US$11.1 million which are not amortised. No impairment of trademarks has been identified for 2009 and 2008.

13.	INTANGIBLE ASSETS (cont’d)
(c)	Other intangible assets

	The Group
	2009	2008
	US$’000	US$’000
At 1 January	17,752	14,688
Acquired during the year - software and game license	—	136
Capitalised during the year	10,523	7,609
Amortisation for the year	(5,040)	(4,032)
Impairment loss	(4,701)	(641)
Other intangible assets classified as held-for-sale and retained ownership of gaming software and service business	(11,070)	—
Translation adjustment	375	(8)

At 31 December	7,839	17,752

Cost	16,881	28,566
Accumulated amortisation and impairment	(9,042)	(10,814)

Net book value	7,839	17,752

In 2009 and 2008, the Group recorded an impairment charge of US$4.7 million and US$641 thousand related to capitalized software costs, respectively. The impairment charge for the intangible asset was the result of certain projects within its online game and service segment that the Group ceased further development on and as a result the Group recorded a full impairment to the carrying value of the assets related to these projects.

(d)	Amortisation expense and impairment loss included in the income statement is analysed as follows:

	The Group
	2009	2008
	US$’000	US$’000
Amortisation expense
Cost of revenue	2,565	2,808
Product development and engineering expenses	1,192	9
Selling and marketing expenses	3	1
General and administrative expenses	1,350	1,284

Total	5,110	4,102

	The Group
	2009	2008
	US$’000	US$’000
Impairment loss
Other operating expenses	18,804	641

14.	INVESTMENTS IN SUBSIDIARIES

	The Company
	2009	2008
	US$’000	US$’000
Investments, at cost	158,964	199,812
Less: Accumulated impairment losses	—	(55,699)

	158,964	144,113

The fair value of the net assets acquired and the effect of the acquisition to the Group’s financial position is described in Note 22.
In September 2008, the Group completed the sale of its Internet access and service business. (See Note 9, “Discontinued Operations” and Note 22, “Cash and Cash Equivalents” for additional information)
On December 15, 2009, the Company entered into a Stock and Asset Purchase Agreement (the “SAPA”) with Mangas Gaming, a French Corporation, (“Mangas”) to sell 60 percent of its gaming software and service business in 2010. (See Note 19, “Assets and Liabilities Held for Sale”, for additional information).
Details of significant subsidiaries are as follows:

		Percentage of
Name of company		equity held
(country of incorporation)	Principal activities	2009	2008
GigaMedia International Holdings Limited (British Virgin Islands)	Investment holding	100	100
GigaMedia Finance International Limited (Cayman Islands)	Investment holding	100	100
Cambridge Entertainment Software Limited (British Virgin Islands)	Software development and application services	100	100
GigaMedia (HK) Limited (Hong Kong)	Corporate office	100	100
Implus International Limited (British Virgin Islands)	Investment holding	100	100
FunTown Hong Kong Limited (Hong Kong)	Online games	100	100
FunTown Software (Shanghai) Limited (PRC)	Online games	100	100
Dragongate Enterprises Limited (British Virgin Islands)	Online games	70	70
GigaMedia Development Limited (British Virgin Islands)	Investment holding	100	100

14.	INVESTMENTS IN SUBSIDIARIES (cont’d)

		Percentage of
Name of company		equity held
(country of incorporation)	Principal activities	2009	2008
Centermax Limited (British Virgin Islands)	Investment holding	100	100
GigaMedia Freestyle Holdings Limited (British Virgin Islands)	Investment holding	100	—
Dragon Mark Holdings Limited (British Virgin Islands)	Investment holding	100	—
Wolverine Holdings Group Limited (British Virgin Islands)	Investment holding	100	—
GigaMedia Capital Limited (British Virgin Islands)	Investment holding	100	100
Premier Vantage Holdings Limited (British Virgin Islands)	Investment holding	100	—
GigaMedia Asia Pacific Limited (British Virgin Islands)	Investment holding	100	100
E-Sports International Corporation Limited (Hong Kong)	Online games	100	100
T2CN Holding Limited (British Virgin Islands)	Investment holding	67.09	66.29
T2CN Information Technology (Shanghai) Co., Ltd.	Online games	67.09	66.29
J-Town Information Technology (Shanghai) Co., Ltd.	Online games	67.09	66.29
Hoshin GigaMedia Center, Inc. (Republic of China)	Online games	100	100
Cambridge Interactive Development Corporation (Quebec) Inc. (Canada)	Financial and management services	100	100
Cambridge Interactive Development Corp. (Delaware)	Software development and application services	100	100
Internet Media Licensing Ltd. (British Virgin Islands)	Software development and application services	100	100
Cambridge Interactive Development Co. Ltd (UK)	Software support services	100	100
Apexstar Pacific Limited (British Virgin Islands)	Software development and application services	100	100

15.	INVESTMENTS IN ASSOCIATES

	The Group
	2009	2008
	US$’000	US$’000
Equity shares at cost	3,229	2,836

At 1 January	75	2,762
Addition of associated companies	383	190
Share of profits (losses)	(87)	(3,010)
Transfer to other investments, available-for-sale	(150)	—
Currency translation differences	1	133

At 31 December	222	75

The summarised financial information of the associates was as follows:

	2009	2008
	US$’000	US$’000
Revenue	6,163	2,301
Net loss for the year	(4,580)	(16,902)
Total assets	12,445	15,612
Total liabilities	9,770	9,128
As of 31 December 2008, the Group had investments in CJIT2 Holding Limited and Taiwan E-Sport League Co., Ltd (“E-Sport”) representing an approximate 23 percent interest and 20 percent ownership interest, respectively, which the Group accounted for under the equity method of accounting. In June 2009, the Group’s ownership interest in E-Sport decreased to 15 percent after E-Sport issued additional shares. As a result of this transaction, the Group no longer has the ability to exercise significant influence over E-sport. Therefore, subsequent to June 2009, the Group reclassified its investment in E-sport to other investments, available-for-sale.
As of 31 December 2009, the Group had investment in CJIT2 Holding Limited and Digiforce Co., Ltd. representing an approximate 23 percent interest and 30 percent ownership interest, respectively, which the Group accounted for under the equity method of accounting.
During 2009 and 2008, the Group recognized its share of losses under the equity method of accounting of US$87 thousand and US$3.0 million, respectively.
The Group has not recognised losses amounting to US$931 thousand (2008: US$2.0 million) for an associated company because the Group’s share of losses has exceeded its interest in an associated company. The accumulated losses not recognised were US$2.9 million (2008: US$2.0 million).

16.	OTHER INVESTMENTS, AVAILABLE-FOR-SALE (NON-CURRENT)

	The Group
	2009	2008
	US$’000	US$’000
Listed securities	4,152	—
Unlisted securities	17,808	27,824

	21,960	27,824

The investments above include publicly traded securities and non-publicly traded securities.
In 2009, the Group recorded an impairment charge of US$16.2 million (2008: Nil) related to other investments, available for sale (non-current). The impairment charge for other investments, available for sale (non-current) is measured at fair value using publicly quoted trading prices or other observable inputs such as trading prices of different class of the stock or using discounted cash flows, incorporating available market discount rate information and the Group’s estimates for liquidity risk.
17.	OTHER ASSETS

	The Group
	2009	2008
	US$’000	US$’000
Refundable deposits	1,079	7,265
Deferred assets	48	180
Prepaid licensing and royalty fees	5,557	20,540

	6,684	27,985

In 2009 and 2008, the Group recorded an impairment charge of US$18.3 million and US$883 thousand related to prepaid licensing and royalty fees, respectively. The impairment charge for the prepaid licensing and royalty fees related to certain licensed games within its online game and service segment that the Group stopped operating or for which the carrying amounts of the related assets was determined not to be recoverable from its related future undiscounted cash flows. The Group recorded a full impairment on the games that the Group stopped operating. The licensed games and related royalties are valued when impairment exists, using unobservable inputs such as discounted cash flows, incorporating available market discount rate information and the Group’s estimates for liquidity risk, and other cash flow model related assumptions.

18.	DEFERRED INCOME TAXES
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The amounts, determined after appropriate offsetting, are shown on the balance sheets as follows:

	The Group
	2009	2008
	US$’000	US$’000
Deferred income tax assets:
- to be recovered within 12 months	1,116	920
- to be recovered after more than 12 months	243	442

Subtotal	1,359	1,362

Deferred income tax liabilities:
- to be settled within 12 months	(32)	(392)
- to be settled after more than 12 months	—	(1,118)

Subtotal	(32)	(1,510)

Net deferred income tax assets / (liabilities)	1,327	(148)

The movement in the deferred income tax account is as follows:

	The Group
	2009	2008
	US$’000	US$’000
At 1 January	(148)	107
Tax (charged) credited to income statement and currency translation	1,475	(255)

At 31 December	1,327	(148)

	The Group
	Investment	Amorti-	Deferred
	credits	sation	Revenue	Others	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Deferred income tax assets:
At 1 January 2009	185	378	472	327	1,362
Tax (charged) credited to income statement and currency translation	(185)	(514)	68	628	(3)

At 31 December 2009	—	(136)	540	955	1,359

At 1 January 2008	—		—		—
Tax (charged) credited to income statement and currency translation	185	378	472	327	1,362

At 31 December 2008	185	378	472	327	1,362

18.	DEFERRED INCOME TAXES (cont’d)

	The Group
	Depreciation
	and
	amortisation	Others	Total
	US$’000	US$’000	US$’000
Deferred income tax liabilities:
At 1 January 2009	(1,754)	244	(1,510)
Charged (Credited) to income statement and currency translation	1,891	(413)	1,478

At 31 December 2009	137	(169)	(32)

At 1 January 2008	—	107	107

Charged (Credited) to income statement and currency translation	(1,754)	137	(1,617)

At 31 December 2008	(1,754)	244	(1,510)

In 2009 and 2008, the Group applied for investment tax credits and research and development tax credits in Taiwan tax jurisdiction.
Under Singapore tax regulations, foreign-sourced dividend income used for capital expenditures, including investments, and repayment of borrowings, would not be deemed as remitted to Singapore and is therefore not taxable. As of 31 December 2009, the Group has not accrued deferred income taxes on US$21.9 million (2008: US$101.5 million) of unremitted earnings from non-Singapore subsidiaries as such earnings are considered to be reinvested overseas or repayment of borrowings. Determination of the amount of unrecognized deferred tax liability related to these earnings is considered impracticable.

19.	ASSETS AND LIABILITIES HELD FOR SALE

On December 15, 2009, the Group entered into an agreement with Mangas to sell 60 percent of substantially all of the assets and liabilities of its gaming software and service business, for approximately US$100 million in cash, subject to certain adjustments. The closing of the sale occurred on April 8, 2010. The sale of the remaining 40 percent will be subject to a put and call mechanism in place between GigaMedia and Mangas, as defined in the agreement. The Group will have the option to put all or part of its remaining 40 percent to Mangas in each of 2013, 2014, and 2015 at a mutually agreed upon price considering all relevant facts and circumstances after the end of each year. If the put option owned by the Group is not fully exercised, Mangas will have the option to call the remaining interest held by the Group in each of 2015 and 2016. (See Note 33, “Commitments and Contingencies”, for additional information)

As of 31 December 2009, substantially all of the assets and liabilities in its gaming software and service business were reclassified to assets and liabilities held for sale. The assets and liabilities held for sale balances were reduced by 40 percent, which represents the ownership interest that the Group retained in the gaming software and service business and recorded as “Retained ownership of gaming software and service business”, which amounted approximately US$26.0 million as of 31 December 2009. Therefore, the accompanying Consolidated Balance Sheet at 31 December 2009 includes the following:

US$’000
Assets held for sale
Cash	35,015
Trade and other receivables	16,449
Other current assets	7,609
Property, plant and equipment	7,358
Intangible assets	40,611
Other assets	4,199
Less: retained ownership	(44,496)

66,745

Liabilities held for sale
Trade and other payable	8,111
Player account balances	35,015
Other current liabilities	971
Other liabilities	2,266
Less: retained ownership	(18,545)

27,818

19.	ASSETS AND LIABILITIES HELD FOR SALE (cont’d)

The 40 percent ownership interest that the Group retained in the gaming software and service business is included in its Consolidated Balance Sheet as of 31 December 2009 as follows:

US$ ’000
Retained ownership of gaming software and service business:
Assets	44,496
Liabilities	(18,545)

25,951

20.	TRADE AND OTHER RECEIVABLES

	The Group		The Company
	2009	2008	2009	2008
	US$’000	US$’000	US$’000	US$’000
Trade receivables
- related entities	—	3	—	—
- third parties	4,428	15,438	—	—

	4,428	15,441	—	—
Less: Allowance for doubtful receivables	(200)	(254)	—	—

	4,228	15,187	—	—

Notes receivable
- third parties	—	1	—	—

	—	1	—	—

Other receivables
- related entities	503	552	3,287	—
- third parties	289	2,614	10	473

	792	3,166	3,297	473

Trade and other receivables	5,020	18,354	3,297	473

20.	TRADE AND OTHER RECEIVABLES (cont’d)

Other receivables include loan receivables of approximately US$500 thousand and US$763 thousand (net of a provision of US$3.6 million and US$2.6 million, respectively) as of 31 December 31 2009 and 2008, respectively.

In November 2006, the Group entered into a loan agreement for US$214 thousand with a third party with no interest. The outstanding principal balance of this loan was due in November 2009, and is currently past due. The Group does not expect to collect all principal, therefore, the Group recognized a full provision for the loan of US$214 thousand in 2009.

In December 2007, the Group entered into a loan agreement for US$2.5 million with Flagship Studios, Inc. (“Flagship”), receiving in exchange a note with an interest rate of 10 percent per annum from Flagship. For 2008, the Group has accrued, based on the stated interest rate, interest income of US$126 thousand. The outstanding principal balance of this note, together with all accrued and unpaid interest thereon, was due on or before December 31, 2008, and is currently past due. Due to the financial status of Flagship, the Group do not expect to collect all principal and interest. Therefore, in 2008, the Group recognized a full provision for the loan and interest receivable, in the aggregate of US$2.6 million in 2008, and discontinued to recognize interest income.

During the period from December 2008 to December 2009, the Group entered into loan agreements in the aggregate of US$1.2 million with certain companies included in its other investments, available-for-sale with interest rates ranging from 5 percent to 10.525 percent per annum. For 2009 and 2008, the Group has accrued, based on the stated interest rate, interest income of US$34 thousand and US$2 thousand, respectively. Due to the financial status of certain of its available-for-sale investments, the Group does not expect to collect all principal and interest. Therefore, the Group recognized a full provision for certain loans and interest receivable, in the aggregate of US$719 thousand in 2009, and discontinued to recognize interest income.

21.	AVAILABLE-FOR-SALE FINANCIAL ASSETS — CURRENT

Available-for-sale financial assets-current include the following:

	The Group
	2009	2008
	US$’000	US$’000
	At fair value	At fair value
Open-end funds:
Unlisted	3,486	3,419

Available-for-sale financial assets-current are measured in accordance with the accounting policy as set out in Note 2(h).
22.	CASH AND CASH EQUIVALENTS

	The Group		The Company
	2009	2008	2009	2008
	US$’000	US$’000	US$’000	US$’000
Cash at banks and on hand	55,566	83,441	1,044	66
Fixed deposits with banks	—	12,512	—	—

Cash and cash equivalents	55,566	95,953	1,044	66

Fixed bank deposits have an average maturity of 29 days from the end of the financial year for 2008 with the following weighted average effective interest rates:

	The Group		The Company
	2009	2008	2009	2008
	%	%	%	%
US Dollar	—	2.50%	—	—
NT Dollar	—	2.13%	—	—
HK Dollar	—	0.75%	—	—
(a)	Disposal of Subsidiaries- Internet access and service business

In September 2008, the Group completed the sale of its Internet access and service business, which included 100 percent of its wholly-owned subsidiaries, Koos Broadband Telecom Co., Ltd. (“KBT”) and Hoshin Multimedia Center Inc., as well as certain assets and liabilities related to its Internet access and service business, for a total transaction price of US$20.0 million.

22.	CASH AND CASH EQUIVALENTS (cont’d)
The transaction price, net of transaction costs, price adjustments and cash transferred, was approximately US$16.5 million. The after-tax gain from the sale of the Internet access and service business was approximately US$9.8 million.
An amount of US$2.5 million of the transaction price was deposited into an escrow account established with the escrow agent for an agreed period, to be available for any price adjustment payment, severance payment, and indemnification payment set forth in the agreements. As of 31 December 2008, the escrow account balance was approximately US$2.1 million after payment of the severance payment. After payment of price adjustment and other payments, the balance of escrow account of approximately US$1.0 million was released in September 2009.
In addition to the above purchase price, the Group may be entitled to receive additional cash payments of US$3.0 million and US$2.0 million if the Internet access and service business that the Group sold achieves certain earn-out targets by September 2009 and 2010. The earn-out targets are to be determined by future gross profits in accordance with a formula and timeline set forth in the agreements. As of 31 December 2009, the Group did not accrue any additional receivable for the sale of the Internet access and service business since the earn-out target for the first period ended September 2009 was not achieved.

22.	CASH AND CASH EQUIVALENTS (cont’d)
(a)	Disposal of Subsidiaries- Internet access and service business (cont’d)

The aggregate effect of the disposal of Internet access and service business is as follows:

The Group
US$’000
Cash and cash equivalents	493
Available-for-sale financial assets	602
Trade and other receivables	2,376
Inventories	202
Other current assets	271
Property, plant and equipment	4,328
Non-current assets	165

Total assets	8,437

Trade and other payables	(1,815)
Non-current liabilities	(672)

Total liabilities	(2,487)

Net identifiable assets	5,950
Add: Purchase price allocation and related transaction costs	2,996
Add: Gain on disposal of Internet access and service business	11,014

Total sales price	19,960

Less: Cash and cash equivalents on hand	(493)
Less: Paid purchase price allocation and related transaction costs	(2,996)

Net cash inflow from disposal of Internet access and service business in 2008	16,471

22.	CASH AND CASH EQUIVALENTS (cont’d)
(b)	Acquisition of Subsidiaries-T2CN

In May 2008, the Group acquired 4,500,000 additional common shares of T2CN for all-cash consideration of US$3.4 million.

In addition, T2CN bought back and cancelled part of its common shares owned by independent third parties for US$1.3 million during 2008.

The aggregate effect of the additional acquisition of T2CN is as follows:

The Group
US$’000
Cash and cash equivalents	772
Trade and other receivables	165
Other current assets	43
Other investment, available-for-sale	199
Property, plant and equipment	86
Intangible assets — Capitalized software cost	165
Other non-current assets	765

Total assets	2,195

Trade and other payables	(558)

Total liabilities	(558)

Net identifiable assets purchased	1,637
Add: Goodwill (Note 13(a))	1,738

Total purchase price	3,375

Net cash outflow from acquisition of a subsidiary in 2008	3,375

The fair value of identifiable assets and liabilities other than intangible assets arising on acquisition approximated their carrying amount.

In August 2009, the Group acquired 520,000 additional common shares of T2CN for all-cash consideration of US$285 thousand. In connection with the purchase of additional common shares of T2CN in August 2009, which resulted an increase of the Group’s ownership interest in T2CN to 67.09 percent from 66.29 percent, the Group adjusted additional paid-in capital by US$112 thousand.

23.	RESTRICTED CASH

Restricted cash recorded consists of the following:

	The Group
	2009	2008
	US$’000	US$’000
Compensating balance as guarantees for bank loans (to be recovered within 12 months)	932	—
Time deposit pledged to a bank as escrow amount for divestiture of Internet access and service business (to be recovered after more than 12 months)	—	2,125

Total	932	2,125

Time deposits pledged for bank loans bear interest at a weighted average effective rate of 0.57% per annum and for a tenure of 58 days in 2008.
24.	OTHER CURRENT ASSETS

	The Group
	2009	2008
	US$’000	US$’000
Prepayments	2,636	9,907
Others	530	191

	3,166	10,098

25.	TRADE AND OTHER PAYABLES

	The Group		The Company
	2009	2008	2009	2008
	US$’000	US$’000	US$’000	US$’000
Trade payables
- related parties	—	9	—	—
- third parties	591	878	—	—

	591	887	—	—

Notes payable
- third parties	—	12	—	—

Accrued expenses
- third parties	9,533	14,848	166	212

Trade and other payables	10,124	15,747	166	212

26.	SHORT-TERM BORROWINGS

The Group

As of 31 December 2009 and 2008, short-term borrowings totaled US$22.5 million and US$15.2 million, respectively. These amounts were borrowed from certain financial institutions. The annual interest rates on these borrowings ranged from 1.99 percent to 4.288 percent for 2009, and from 2.5 percent to 5.038 percent for 2008, respectively. The maturity dates ranged from January 2010 to June 2010 as of December 31, 2009, and from March 2009 to September 2009 as of December 31, 2008, respectively. As of December 31, 2009 and 2008, the weighted-average interest rate on total short-term borrowings was 2.24 percent and 3.20 percent, respectively.

As of 31 December 2009, the unused lines of credit under short-term borrowing agreements were approximately US$10.3 million.

During the period from January 2010 to March 2010, The Group repaid certain short-term borrowings totaling $5.3 million, and renewed short-term borrowing agreements totaling $6.3 million

The Group pledged certain cash at banks, land, and buildings as collateral for borrowings from certain financial institutions. (See Note 12, “Property, Plant and Equipment”, for additional information.) The total value of collateral amounted to US$2.1 million and US$1.3 million as of 31 December 2009 and 2008, respectively.

The Company

As of 31 December 2009 and 2008, short-term borrowings totaled Nil and US$8.8 million, respectively. These amounts were due to subsidiaries and are interest-free.
27.	OTHER CURRENT LIABILITIES

	The Group		The Company
	2009	2008	2009	2008
	US$’000	US$’000	US$’000	US$’000
Player account balance	—	32,827	—	—
Deferred revenue	8,295	7,738	—	—
Due to subsidiaries	—	—	—	4,560
Others	3,693	2,825	—	—

	11,988	43,390	—	4,560

As of 31 December 2009, the Group recorded player account balance of US$35.0 million included in the liabilities held for sale and retained ownership of gaming software and service business. (See Note 19 “Assets and Liabilities Held for Sale”, for additional information.)

28.	ACCRUED PENSION LIABILITIES

The Group has defined benefit and defined contribution pension plans that covered substantially all of the Group’s employees.
(a)	Defined Benefit Pension Plan

The Group has a defined benefit pension plan in accordance with the Labor Standards Law of the Republic of China (R.O.C.) for its employees located in Taiwan, covering substantially all full-time employees for services provided prior to 1 July 2005, and employees who have elected to remain in the defined benefit pension plan subsequent to the enactment of the Labor Pension Act on 1 July 2005. Under the defined benefit pension plan, employees are entitled to two base points for every year of service for the first 15 years and one base point for every additional year of service, up to a maximum of 45 base points. The pension payment to employees is computed based on base point and average salaries or wages for the six months prior to approved retirement.

The actuarial assumptions of the Group’s defined benefit pension plan are stated in Note 3 (c).

The following provides a reconciliation of projected benefit obligation and funded status of the plan and the components of net periodic benefit cost recognized

	The Group
	2009	2008
	US$’000	US$’000
Projected benefit obligation at 1 January	285	600
Service cost	—	—
Interest cost	7	11
Actuarial gain (loss)	51	(37)
Curtailment	(59)	(87)
Divestiture	—	(208)
Exchange difference	7	6

Projected benefit obligation at 31 December	291	285

	The Group
	2009	2008
	US$’000	US$’000
Fair value of plan assets	(209)	(177)
Projected benefit obligation	291	285

Funded status	82	108
Unrecognised net actuarial gain	124	214

Net amount recognised	206	322
Deferred pension cost (other assets)	—	—

Accrued pension liabilities	206	322

28.	ACCRUED PENSION LIABILITIES (cont’d)
(a)	Defined Benefit Pension Plan (cont’d)

The net periodic benefit cost for the plans included the following components:

	The Group
	2009	2008
	US$’000	US$’000
Interest cost	7	11
Expected return on plan assets	(1)	(4)
Amortisation of net gain	(23)	(21)

Net periodic benefit cost	(17)	(14)

The Group has contributed an amount equal to 2 percent of the salaries and wages paid to all qualified employees located in Taiwan to a pension fund (the “Fund”). The Fund is administered by a pension fund monitoring committee (the “Committee”) and deposited in the Committee’s name in the Central Trust of China in Taiwan. The Group makes pension payments from its account in the Fund unless the Fund is insufficient, in which case the Group makes payments from internal funds as payments become due. The Group seeks to maintain a normal, highly liquid working capital balance to ensure payments are made timely.

The Group expects to make a contribution of US$24 thousand to the Fund in 2010. The Group does not expect to make any benefit payments through 2019.

28.	ACCRUED PENSION LIABILITIES (cont’d)
(b)	Defined Contribution Pension Plan

The Group has provided defined contribution plans for employees located in Taiwan, North America, the PRC and Hong Kong. Contributions to the plans are expensed as incurred.

Taiwan

Pursuant to the new “Labor Pension Act” enacted on 1 July 2005, the Group set up a defined contribution pension plan for its employees located in Taiwan. For eligible employees who elect to participate in the defined contribution pension plan, the Group contribute no less than 6% of the employees’ salaries and wages paid each month , up to the maximum amount of NT$9 thousand (approximately US$281), to the employees’ individual pension accounts at the Bureau of Labor Insurance. Pension payments to employees are made either by monthly installments or in a lump sum from the accumulated contributions and earnings in employees’ individual accounts.

North America

The Group has provided a defined contribution plan for employees located in the United States. Participants under the age of 50 are allowed to defer up to US$16,500 of their annual compensation under the plan, whereas participants over the age of 50 are allowed to defer up to US$22,000 annually. The Group contributes an amount equal to the lesser of 3% of the participant’s compensation or 100% of the amount deferred by the employee.

The Group has also provided a defined contribution plan for employees located in Canada. Participants are permitted to contribute a percentage of their earnings to this plan and select their own investments. Each participant’s annual contributions are limited to 18 percent of his or her prior year compensation or US$19,000, whichever is less. The Group contributes an amount equal to the lesser of 3 percent of the participant’s compensation or 100% of the amount contributed by the employee.

PRC

All PRC employees participate in employee social security plans, including pension and other welfare benefits, which are organized and administered by governmental authorities. The Group has no other substantial commitments to employees. The premiums and welfare benefit contributions that should be borne by the Group are calculated in accordance with relevant PRC regulations, and are paid to the labor and social welfare authorities.

28.	ACCRUED PENSION LIABILITIES (cont’d)
(b)	Defined Contribution Pension Plan (cont’d)

Hong Kong

According to the relevant Hong Kong regulations, the Group provides a contribution plan for the eligible employees in Hong Kong. The Group must contribute at least 5 percent of their total salaries, up to the maximum amount of HK$1,000 (approximately US$128), to their individual contribution accounts of the authorities monthly. After the termination of employment, the benefits still belong to the employees in any circumstances.

The defined contribution pension expenses pursuant to the plans in Taiwan, North America, the PRC and Hong Kong for the years ended 31 December 2009 and 2008 were approximately US$1.3 million and approximately US$1.1 million, respectively.
29.	OTHER LIABILITIES (NON-CURRENT)

	The Group
	2009	2008
	US$’000	US$’000
Deferred rent	—	2,091
Others	52	197

	52	2,288

30.	CAPITAL AND OTHER RESERVES
(a)	Issued and Fully Paid-Up Ordinary Share Capital

	Shares (’000)		Amount (US$’000)
	2009	2008	2009	2008
At 1 January	54,365	53,700	209,423	207,310
Issue of shares under option exercised	543	518	1,320	495
Issue of shares under RSU exercised	87	147	909	1,618
Change in T2CN ownership interest (Note22)	—	—	(112)	—

At 31 December	54,995	54,365	211,540	209,423

The holders of ordinary shares have no par value, are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All shares rank equally with regard to the Group’s residual assets.

30.	CAPITAL AND OTHER RESERVES (cont’d)
(b)	Share Options

GigaMedia

Details on the share-based compensation plan of the Company are disclosed in the directors’ report.

Movements in the number of share options outstanding at the end of the financial year and their exercise prices are as follows:

Financial year
ended
31 December	Number of outstanding share options
2009	(in thousands)
	At	Granted	Canceled/	Exercised	At end of
Range of	beginning of	during the	forfeited/ expired	during the	the
exercise	the financial	financial	during the financial	financial	financial	Expiration
price	year	year	year	year	year	date
under US$1	5,431	—	—	(39)	5,392	29.6.2014
US$1~US$10	2,094	—	—	(504)	1,590	29.6.2014~19.6.2018
US$10~US$20	762	—	(55)	—	707	9.8.2017~29.1.2018

	8,287	—	(55)	(543)	7,689

Financial year
ended
31 December	Number of outstanding share options
2008	(in thousands)
	At	Granted	Canceled/	Exercised	At end of
Range of	beginning of	during the	forfeited/ expired	during the	the
exercise	the financial	financial	during the financial	financial	financial	Expiration
price	year	year	year	year	year	date
under US$1	5,901	—	—	(470)	5,431	29.6.2014
US$1~US$10	866	1,290	(14)	(48)	2,094	29.6.2014~19.6.2018
US$10~US$20	1,145	51	(434)	—	762	9.8.2017~29.1.2018

	7,912	1,341	(448)	(518)	8,287

Out of the unrecognized options for 7,689 thousand (2008: 8,287 thousand) shares, options for 6,420 thousand (2008: 6,448 thousand) shares are exercisable at the balance sheet date. The weighted-average share price at the time of exercise price was US$2.42 (2008: US$0.95) per share. The fair value of options granted during 2008 was US$3.2 million.

As of December 31 2009, there was approximately US$3.2 million of unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a period of 2.92 years.

30.	CAPITAL AND OTHER RESERVES (cont’d)
(b)	Share Options (cont’d)

T2CN

The board members of T2CN approved the T2CN share-based compensation plan for which up to 10.8 million common shares of T2CN have been reserved for issuance.

The share options of T2CN generally vest over one to three years. Certain share options contingently vest upon meeting a specific performance goal. T2CN recognizes expenses for its share options that are ultimately expected to vest using the straight-line method over the vesting period. The options generally expire five to 10 years after the grant date. The total value of compensation expense for share options is equal to the fair value of the award on the grant date. All share options are expected to be settled by issuing new shares.

Movements in the number of share options outstanding at the end of the financial year and their exercise prices are as follows:

Financial year
ended
31 December	Number of outstanding share options
2009	(in thousands)
	At	Granted	Canceled/	Exercised	At end of
Range of	beginning of	during the	forfeited/ expired	during the	the
exercise	the financial	financial	during the financial	financial	financial	Expiration
price	year	year	year	year	year	date
US$1.00	6,075	—	(1,573)	—	4,502	1.4.2013~1.10.2017
US$1.60	766	—	(66)	—	700	15.9.2016~31.12.2017

	6,841	—	(1,639)	—	5,202

Financial year
ended
31 December	Number of outstanding share options
2008	(in thousands)
	At	Granted	Canceled/	Exercised	At end of
Range of	beginning of	during the	forfeited/ expired	during the	the
exercise	the financial	financial	during the financial	financial	financial	Expiration
price	year	year	year	year	year	date
US$1.00	1,995	6,300	(2,220)	—	6,075	1.4.2013~1.10.2017
US$1.60	1,305	200	(739)	—	766	15.9.2016~31.12.2017

	3,300	6,500	(2,959)	—	6,841

As of 31 December 2009 there was US$0.4 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options which are expected to be recognized over a weighted average period of 1.19 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

30.	CAPITAL AND OTHER RESERVES (cont’d)
(c)	Restricted Stock Units (RSUs)

Nonvested RSUs during 2009 were as follows:

	Number of units	Weighted-average
	(’000)	grant date fair value
Nonvested at 31 December 2008	641	$10.41
Granted	100	$6.01
Vested	(86)	$10.15
Forfeited	(15)	$7.19

Nonvested at 31 December 2009	640	$9.83

The fair value of RSUs is determined and fixed on the grant date based on the Company’s share price. The fair value of RSUs granted during the years ended 31 December 2009 and 2008 was US$0.6 million and US$6.8 million, respectively. The total fair value of RSUs vested during the years ended 31 December 2009 and 2008 was approximately US$0.9 million and approximately US$1.5 thousand, respectively, which resulted in no significant tax benefit realized on a consolidated basis.

As of 31 December 2009, there was approximately US$0.3 million of unrecognised compensation cost related to nonvested RSUs. That cost is expected to be recognised over a weighted-average period of 1.3 years. The Company received no cash from employees as a result of employee share award vesting and the release of RSUs during 2009 and 2008.

(d)	Statutory reserves

In accordance with R.O.C. law, an appropriation for legal reserve amounting to 10 percent of a company’s net profit is required until the reserve equals the aggregate par value of such Taiwan company’s issued capital stock. As of December 31, 2009 and 2008, the legal reserves of Hoshin GigaMedia, which represent a component of the Group’s consolidated accumulated deficit, were US$3.0 million, and US$2.3 million, respectively. The reserve can only be used to offset a deficit or be distributed as a stock dividend of up to 50 percent of the reserve balance when the reserve balance has reached 50 percent of the aggregate paid-in capital of Hoshin GigaMedia.

30.	CAPITAL AND OTHER RESERVES (cont’d)
(d)	Statutory reserves (cont’d)

In accordance with the regulations in the PRC and their respective articles of association, subsidiaries of T2CN incorporated in the PRC are required to make an appropriation of retained earnings for statutory reserve equal to at least 10 percent of their respective after-tax profits, calculated in accordance with the PRC accounting standards and regulations until the reserve equals 50 percent of the registered capital of the respective companies. As of December 31, 2009 and 2008, the statutory reserves of subsidiaries of T2CN in the aggregate of US$715 thousand and US$339 thousand, respectively, are included as a component of the Group’s consolidated accumulated deficit.

The statutory reserves can be used to offset a deficit or to increase capital of the respective companies. They are not transferable to the Company in the form of dividends, advances, or loans.
31.	SEGMENT INFORMATION
Segment data
The Group has identified two reportable segments: a gaming software and service business segment and an online game and service business segment. The gaming software and service business segment mainly derives its revenues from developing and licensing online games of chance and skill. The online game and service business segment mainly derives its revenues from recognizing the usage of game playing time or in-game items by the end-users.
The Group’s management relies on an internal management reporting process that provides revenue and segment information for making financial decisions and allocating resources. The results are based on the Group’s method of internal reporting and are not necessarily in conformity with GAAP. Management measures the performance of each segment based on several metrics, including revenues and income or loss from operations.

31.	SEGMENT INFORMATION (cont’d)

Segment data (cont’d)

Financial information for each reportable segment was as follows as of and for the years ended December 31, 2009, and 2008:

	Gaming
	software and	Online game
	service	and service	Total
	US$’000	US$’000	US$’000
2009:
Segment profit or loss:
Net revenue from external customers	112,694	46,887	159,581
Profit (loss) before income tax	8,236	(48,664)	(40,428)
Share-based compensation	501	931	1,432
Impairment loss on prepaid licensing fees and intangible assets	212	36,890	37,102
Impairment loss on property, plant and equipment	—	777	777
Interest income	242	129	371
Interest expense	—	—	—
Foreign exchange gain (loss)	521	804	1,325
Share of loss of accociated companies	—	87	87
Impairment loss on other investment, available-for-sale	—	14,181	14,181
Allowance for doubtful debt	372	—	372
Depreciation	2,279	1,500	3,779
Amortization, including intangible assets	2,027	3,120	5,147
Income tax expense (benefit)	871	(101)	770

Segment assets:
Investment in accociates	—	222	222
Additions to property, plant and equipment	2,731	2,929	5,660
Additions to intangible assets	5,793	2,307	8,100
Total assets	144,666	111,703	256,369

Segment liabilities:
Total liabilities	27,180	79,616	106,796
The segment assets of our gaming software and service business are presented as assets held for sale and retained ownership of gaming software and service business as of December 31, 2009 in the Group’s Consolidated Balance Sheets.
The reconciliation of the segment information to GigaMedia’s consolidated information was not included in the above table, as it is provided below in detail.

31.	SEGMENT INFORMATION (cont’d)

Segment data (cont’d)

	Gaming
	software and	Online game
	service	and service	Total
	US$’000	US$’000	US$’000
2008:
Segment profit or loss:
Net revenue from external customers	144,765	45,604	190,369
Profit before income tax	37,183	3,719	40,902
Share-based compensation	1,249	547	1,796
Impairment loss on prepaid licensing fees and intangible assets	—	1,524	1,524
Interest income	680	367	1,047
Interest expense	7	—	7
Gains on sales of available-for-sale financial assets and other investments, available-for-sale	—	4	4
Foreign exchange gain (loss)	269	(2,145)	(1,876)
Share of loss of accociated companies	—	3,010	3,010
Allowance for doubtful debt	—	2,905	2,905
Depreciation	2,064	1,080	3,144
Amortization, including intangible assets	1,704	2,549	4,253
Income tax expense	743	326	1,069

Segment assets:
Investment in accociates	—	75	75
Additions to property, plant and equipment	6,095	1,585	7,680
Additions to intangible assets	3,953	5,632	9,585
Total assets	131,521	130,280	261,801

Segment liabilities:
Total liabilities	42,112	83,302	125,414
The reconciliation of the segment information to GigaMedia’s consolidated information was not included in the above table, as it is provided below in detail.

31.	SEGMENT INFORMATION (cont’d)

Segment data (cont’d)

The reconciliations of segment information to GigaMedia’s consolidated totals are as follows:

	2009	2008
	US$’000	US$’000
Profit (loss) before income tax:
Total segments	(40,428)	40,902
Adjustment*	(14,349)	(5,875)

Total GigaMedia consolidated	(54,777)	35,027

Share-based compensation
Total segments	1,432	1,796
Adjustment*	1,845	909

Total GigaMedia consolidated	3,277	2,705

Impairment loss on prepaid licensing fees and intangible assets:
Total segments	37,102	1,524
Adjustment*	3	—

Total GigaMedia consolidated	37,105	1,524

Impairment loss on property, plant and equipment:
Total segments	777	—
Adjustment*	141	—

Total GigaMedia consolidated	918	—

Interest income:
Total segments	371	1,047
Adjustment*	61	413

Total GigaMedia consolidated	432	1,460

Interest expense:
Total segments	—	7
Adjustment*	390	969

Total GigaMedia consolidated	390	976

Gain (loss) on sales of available-for-sale financial assets and other investments, available-for-sale:
Total segments	—	4
Adjustments*	—	369

Total GigaMedia consolidated	—	373

31.	SEGMENT INFORMATION (cont’d)

Segment data (cont’d)

	2009	2008
	US$’000	US$’000
Foreign exchange gain (loss):
Total segments	1,325	(1,876)
Adjustments*	(239)	95

Total GigaMedia consolidated	1,086	(1,781)

Impairment loss on other investments, available-for-sale:
Total segments	14,181	—
Adjustment*	2,024	—

Total GigaMedia consolidated	16,205	—

Allowance for doubtful debt
Total segments	372	2,905
Adjustments*	720	—

Total GigaMedia consolidated	1,092	2,905

Depreciation:
Total segments	3,779	3,144
Adjustments*	579	177

Total GigaMedia consolidated	4,358	3,321

Amortization:
Total segments	5,147	4,253
Adjustments*	72	34

Total GigaMedia consolidated	5,219	4,287

Income tax expense:
Total segments	770	1,069
Adjustments*	(253)	—

Total GigaMedia consolidated	517	1,069

31.	SEGMENT INFORMATION (cont’d)

Segment data (cont’d)

	2009	2008
	US$’000	US$’000
Additions to property, plant and equipment:

Total segments	5,660	7,680
Adjustments**	101	1,134

Total GigaMedia consolidated	5,761	8,814

Additions to intangible assets:
Total segments	8,100	9,585
Adjustments**	707	309

Total GigaMedia consolidated	8,807	9,894

Total assets:
Total segments	256,369	261,801
Adjustment**	3,051	53,501

Total GigaMedia consolidated	259,420	315,302

Total Liabilities:
Total segments	106,796	125,414
Adjustment**	(32,851)	(45,483)

Total GigaMedia consolidated	73,945	79,931

*	Adjustment items include corporate and certain back-office costs and expenses not attributable to any specific segment.

**	Adjustment items include total corporate assets, the Internet access and service business segment and eliminations.
Major Customers
No single customer represented 10 percent or more of the Group’s total net revenues in any period presented.

31.	SEGMENT INFORMATION (cont’d)

Geographic Information(cont’d)

Revenues by geographic area are attributed by country of the server location. Revenue from unaffiliated customers by geographic region is as follows:

Geographic region/country	2009	2008
	US$’000	US$’000
Canada	112,694	144,765
Taiwan	24,869	20,932
PRC	18,318	19,652
Hong Kong	3,700	4,964
Others	—	56

Total	159,581	190,369

Net long-lived assets by geographic region are as follows:

Geographic region	2009	2008
	US$’000	US$’000
Taiwan	3,642	3,784
Canada	—	2,264
PRC	1,920	1,734
United States	—	4,642
Hong Kong	427	710

Total	5,989	13,134

Long-lived assets of the Group’s gaming software and service business are presented as assets held for sale and retained ownership of gaming software and service business as of December 31, 2009 in the Group’s Consolidated Balance Sheets.

32.	MATERIAL LITIGATION
Class Action
In December 2001, a class action lawsuit was filed in the United States District Court for the Southern District of New York (“District Court”) against the Company in connection with the initial public offering of its share.
The complaint alleged that the Company violated Section 11 and Section 15 of the Securities Exchange Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. In October 2002, plaintiffs voluntarily dismissed the individual defendants without prejudice. On 19 February 2003, the court issued an opinion and order on defendants’ motions to dismiss, which granted the motions in part and denied the motions in part. As to GigaMedia, the Rule 10b-5 claims were dismissed without prejudice, while the Section 11 claims survived the motion. Discovery in the actions commenced.
In June 2004, plaintiffs and issuer defendants, including the Company, presented the executed settlement agreement (the “Issuers’ Settlement”) to the judge during a court conference. Subsequently, plaintiffs and issuer defendants made a motion for preliminary approval of the settlement agreement. The key terms of the Issuers’ Settlement included: 1) the insurers of the issuers would provide an undertaking to guarantee that plaintiffs would recover a total of US$1 billion; 2) the insurers would pay up to US$15 million for the notice costs arising from the settlement; 3) the issuers would assign their interest in certain claims against the underwriters to a litigation trust, represented by plaintiffs’ counsel; and 4) the plaintiffs would release all of the settling issuer defendants. That is, if plaintiffs were successful in recovering more than US$1 billion from the underwriters, the issuer defendants would not be obligated to pay any additional amounts. If plaintiffs recovered less than US$1 billion from the underwriters, the insurers would pay the deficit between US$1 billion and the amount received from the underwriters.

32.	MATERIAL LITIGATION (cont’d)

Class Action (cont’d)

On 15 February 2005, the judge issued an opinion and order granting preliminary approval to the settlement agreement subject to a narrowing of the proposed bar order as to only contribution claims. On 24 April 2006, the court held a fairness hearing on the proposed Issuers’ Settlement, which was subject to the court’s approval.

On 5 December 2006, the United States Court of Appeals for the Second Circuit issued an opinion vacating the District Court’s class certification in the six focus cases, which do not include the Company. Because the Second Circuit’s opinion was directed to class certification in the focus cases, the opinion’s effect on the proposed class to be certified by the District Court in connection with the Issuers’ Settlement was unclear.

On 15 December 2006, the District Court held a conference with all counsel in the IPO securities class action lawsuit to discuss the impact of the foregoing opinion. In the conference, the District Court agreed to stay all proceedings, including discovery and consideration of the Issuers’ Settlement, pending further decisions from the Second Circuit.

On 5 January 2007, plaintiffs filed a petition in the Second Circuit for rehearing and rehearing en banc regarding the decision on class certification (the “Petition”). On 6 April 2007, the Second Circuit rendered its decision which denied the Petition.

In April, May, and June 2007, the District Court held several conferences to discuss the issues regarding class certification, statute of limitations, the Issuers’ Settlement and discovery. In June 2007, a stipulation terminating the Issuers’ Settlement was submitted to the District Court.

In September 2007, discovery moved forward in the six focus cases, which do not include the Company. Plaintiffs filed amended complaints against the focus case issuer and underwriter defendants and moved for class certification in those actions. In November 2007, the underwriters and issuers filed motions to dismiss the amended complaints in the focus cases. In December 2007, plaintiffs filed their opposition to defendants’ motions to dismiss. In January 2008, defendants filed their reply briefs in further support of the motions to dismiss.

On or about 26 March 2008, the District Court granted in part and denied in part the motion to dismiss the focus cases. The motion to dismiss was granted only as to claims brought under Section 11 of the Securities Act by plaintiffs who sold their securities for a price in excess of the initial offering price and by those plaintiffs who purchased outside the previously certified class period.

On 9 April 2008, the underwriters filed a motion for reconsideration of the holding in the 26 March 2008 opinion that the Section 11 claims against the focus case issuer was not time barred, on the basis that no Section 11 class in that case was certified in 2004. The issuers joined in that motion on behalf of the focus case issuer by letter to the District Court on 10 April 2008.

32.	MATERIAL LITIGATION (cont’d)

Class Action (cont’d)

In December 2007, the issuers filed their oppositions to class certification in the focus cases. In March 2008, plaintiffs filed their reply brief in further support of class certification. The underwriters and issuers submitted sur-replies in further opposition to class certification on 22 April 2008, addressing issues related to the deposition of the plaintiffs’ expert.

As set forth in Plaintiffs’ Motion For Preliminary Approval of the Settlement and accompanying documents, which were filed on April 2, 2009, after eight years of litigation all parties to the IPO Cases have agreed to settle the actions on a global basis. Pursuant to the settlement, the defendants have agreed to pay US$586 million in total to settle all 309 IPO Cases, including the GigaMedia action. The agreement to settle was reached after a lengthy mediation followed by months of negotiation to reach agreement on the details. As to the Company’s portion of the settlement payment, the Company’s insurance companies are paying the entire settlement amount.

In June 2009, the District Court granted the plaintiffs’ motion for preliminary approval of the settlement agreement. Subsequently, in October 2009, the judge granted final approval to the settlement. Certain objectors have filed notices of appeal to the United States Circuit Court for the Second Circuit seeking to reverse or vacate the order granting final approval to the settlement agreement. However, no briefs have been filed yet with respect to these appeals.

The Company had an insurance policy with American Insurance Group with US$10 million of liability coverage when the class action lawsuit was made. The Company believes that the insurance coverage is sufficient to cover the liability arising from the settlement and claim.

33.	COMMITMENTS AND CONTINGENCIES

Commitments
(a)	Operating Leases

The Group rents certain properties used as offices premises under lease agreements that expire at various dates through 2012. The following table sets forth its future aggregate minimum lease payments required under these operating leases, as of 31 December 2009:

	The Group
	2009	2008
	US$’000	US$’000
Not later than one year	3,733	5,256
Later than one year but not later than five years	2,220	14,658

	5,953	19,914

The table above reflects the reduction of future payments resulting from the sale of our gaming software and service business in April 2010.

Rental expenses for operating leases amounted to US$5.1 million and US$5.0 million for the years ended December 31, 2009 and 2008, respectively (including rental expense amounts of Nil, and US$1.6 million reported in discontinued operations in 2009 and 2008, respectively). As of December 31, 2009, The Group recorded deferred rent of US$2.6 million, which was included in liabilities held for sale and retained ownership of gaming software and service business. As of December 31, 2008, The Group recorded deferred rent of US$2.4 million, of which US$2.1 million was included in the other liabilities.

33.	COMMITMENTS AND CONTINGENCIES (cont’d)
(b)	License Agreements

The Group has contractual obligations under various license agreements to pay the licensors license fees and minimum guarantees against future royalties. The following table summarizes the committed licensing fees and minimum guarantees against future royalties set forth in the major licenses agreements.

		Minimum
		guarantees
		against
		future
	License fees	royalties	Total
	US$’000	US$’000	US$’000
Minimum required payments :
In 2010	—	2,625	2,625
After 2010	2,700	8,600	11,300

	2,700	11,225	13,925

In April 2010, we entered into termination agreements with certain of our game licensors. The table above reflects the future payments considering these terminations.

The initial minimum guarantees against future royalties and license fees are not required to be paid until the licensed games are commercially released or until certain milestones are achieved, as stipulated in the individual license agreements. The remaining minimum guarantees are generally required to be paid within three years subsequent to the commercial release dates of the licensed games.

Additionally, the Group also has contractually committed to support related marketing, promotion and advertising activities for certain games, and its commitments are contingent to occur based on the payment schedules set forth in the individual license agreements. As of 31 December 2009, its total commitments to these marketing expenditures amounted to not less than US$10 million.

33.	COMMITMENTS AND CONTINGENCIES (cont’d)

Contingencies
(a)	T2CN’s subsidiaries

PRC laws and regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games. In addition, foreign invested enterprises are currently not eligible to apply for licenses required for operating online games in the PRC. T2CN is incorporated in the British Virgin Islands and considered a foreign entity under PRC laws. Due to the restrictions on foreign ownership on the provision of online games, T2 Entertainment and Jinyou hold necessary licenses and approvals that are essential for the online game and service business of T2CN. Hence, T2CN’s online games operation in the PRC is dependent on the game licenses and approvals held by T2 Entertainment and Jinyou. T2CN and its subsidiaries have entered into contractual arrangements with T2 Entertainment and Jinyou for use of the relevant licenses and websites. Pursuant to certain other agreements and undertakings, T2CN in substance controls T2 Entertainment and Jinyou. In the opinion of T2CN’s directors, as of 31 December 2009, the ownership structures and the contractual arrangements with T2 Entertainment, Jinyou and their equity owners as well as their operations are in compliance with all existing PRC laws and regulations. However, there may be changes and other developments in PRC laws and regulations or their interpretation. Accordingly, T2CN cannot be assured that in the future the PRC government authorities will not take a view contrary to the opinion of T2CN’s directors. If the current ownership structures of T2CN and its contractual arrangements with T2 Entertainment and Jinyou were found to be in violation of any existing or future PRC laws or regulations, T2CN might be required to restructure its ownership structure and operations in the PRC to comply with changing or new PRC laws and regulations.

(b)	Other

The Group is subject to legal proceedings and claims that arise in the normal course of business. The Group believes the ultimate liabilities with respect to these actions will not have a material adverse effect on its financial condition, results of operations or cash flows. (See Note 32, “Material Litigation”, for additional information).

34.	RELATED PARTIES TRANSACTIONS

Except for the following transactions, the Group was not a party to any transaction with any related party that did not arise in the ordinary course of business or that was material to it.
(a)	Share Options/RSUs Granted to Key Management

As at the end of the financial year, the total outstanding number of share options granted to key management of the Group was 5,101 thousand (2008: 5,650 thousand).

As at the end of the financial year, the total outstanding number of RSUs granted to key management of the Group was 82 thousand (2008: 489 thousand).

(b)	Key Management’s Remuneration

Key management’s remuneration includes fees, salary, bonus, commission and other emoluments (including benefits-in-kind) computed based on the cost incurred by the Group and the Company, and where the Group or Company did not incur any costs, the value of the benefit. Key management’s remuneration is as follows:

	The Group
	2009	2008
	US$’000	US$’000
Wages and salaries	3,722	1,537
Director fee	161	288
Share-based compensation	927	848
Other benefit	16	5

Total	4,826	2,678

34.	RELATED PARTY TRANSACTIONS (cont’d)
(c)	Other

As of 31 December 2009 and 2008, JC Entertainment Corporation (“JC”) owned 10.8 percent, of the total outstanding voting rights of T2CN. T2CN paid certain licensing and royalty fees, totaling approximately US$1.5 million and US$2.6 million, respectively, during 2009, and US$1.2 million and US$2.8 million, respectively, during 2008, to JC. As of 31 December 2009 and 2008, the Group had a royalty payable to JC of approximately US$925 thousand and US$445 thousand, respectively, and prepaid licensing fees of approximately US$5.4 million and US$6.6 million, respectively. As of 31 December 2009, based on the game licensing agreements signed with JC, T2CN also committed to pay certain licensing fees and a minimum guarantee for royalty payments in the future years totaling approximately US$1.5 million and Nil, respectively.

In 2009 and 2008, a key manager of Waterland Financial Holdings was one of the Group’s directors. As of 31 December 2009 and 2008, the Group had short-term borrowings in the amount of US$1.6 million and US$1.5 million, respectively, bearing interest of 3.288 percent and 5.038 percent, respectively, owed to Waterland Financial Holdings.
35.	FINANCIAL RISK MANAGEMENT

The Group’s principal financial instruments comprise cash and cash equivalents. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial assets and liabilities such as available-for-sale financial assets, trade receivables, short-term borrowings and other receivables and payables, which arise directly from its operations.

The Group’s activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign exchange rates and interest rates. The Group does not hedge its exposures to these risks.

35.	FINANCIAL RISK MANAGEMENT (cont’d)

Foreign currency risk

The subsidiaries of the Group conclude most of its business transactions in its own measurement currencies; therefore the foreign currency risks derived from operations are not significant. However, the Group holds some assets or liabilities in foreign currency other than measurement currency and the value of these assets and liabilities are subject to foreign currency risks resulting from fluctuations in exchange rates between the foreign currency and the measurement currency.

As of 31 December 2009 and 2008, the Group’s foreign currency exposure is as follows, for balances subject to foreign currency risk:

	USD	KRW	TWD	RMB	OTHER	TOTAL
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
The Group
2009
Financial assets
Cash and cash equivalents	38,860	—	7,490	8,471	745	55,566
Available-for-sale financial assets	3,486	—	—	—	—	3,486
Trade and other receivables	33	—	3,865	341	781	5,020
Restricted cash	932	—	—	—	—	932
Other investments, available-for-sale	10,129	9,955	1,876	—	—	21,960
Refundable deposits	200	—	506	147	226	1,079

	53,640	9,955	13,737	8,959	1,752	88,043

Financial liabilities
Trade and other payables	1,278	—	4,098	4,364	384	10,124
Short-term borrowings	—	—	22,503	—	—	22,503

	1,278	—	26,601	4,364	384	32,627

Net financial assets (liabilities)	52,362	9,955	(12,864)	4,595	1,368	55,416

Less: Net financial assets: denominated in the respective entities’ functional currencies	(49,580)	—	13,003	(4,595)	(1,015)	(42,187)

Currency exposure	2,782	9,955	139	—	353	13,229

35.	FINANCIAL RISK MANAGEMENT (cont’d)

Foreign currency risk (cont’d)

	USD	KRW	TWD	RMB	OTHER	TOTAL
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
The Group
2008
Financial assets
Cash and cash equivalents	76,257	—	5,362	11,443	2,891	95,953
Available-for-sale financial assets	3,419	—	—	—	—	3,419
Trade and other receivables	12,999	—	3,921	533	901	18,354
Restricted cash	—	—	2,125	—	—	2,125
Other investments, available-for-sale	20,587	5,407	1,830	—	—	27,824
Refundable deposits	6,404	—	506	113	242	7,265

	119,666	5,407	13,744	12,089	4,034	154,940

Financial liabilities
Trade and other payables	8,473	—	4,610	2,130	534	15,747
Short-term borrowings	—	—	15,243	—	—	15,243

	8,473	—	19,853	2,130	534	30,990

Net financial assets (liabilities)	111,193	5,407	(6,109)	9,959	3,500	123,950

Less: Net financial assets: denominated in the respective entities’ functional currencies	(110,659)	—	6,109	(9,959)	(3,098)	(117,607)

Currency exposure	534	5,407	—	—	402	6,343

35.	FINANCIAL RISK MANAGEMENT (cont’d)

Foreign currency risk (cont’d)

As of 31 December 2009 and 2008, the Company’s foreign currency exposure is as follows, for balances subject to foreign currency risk:

	USD	TWD	OTHER	TOTAL
	US$’000	US$’000	US$’000	US$’000
The Company
2009
Financial assets
Cash and cash equivalents	1,044	—	—	1,044
Other receivables	3,297	—	—	3,297

	4,341	—	—	4,341

Financial liabilities
Other payables	29	137	—	166

Net financial assets (liabilities)	4,312	(137)	—	4,175

Less: Net financial liabilities denominated in the respective entities’ functional currencies	—	137	—	137

Currency exposure	4,312	—	—	4,312

The Company
2008
Financial assets
Cash and cash equivalents	66	—	—	66
Trade and other receivables	402	—	71	473

	468	—	71	539

Financial liabilities
Trade and other payables	—	212	—	212
Short-term borrowing	—	8,774	—	8,774

	—	8,986	—	8,986

Net financial assets (liabilities)	468	(8,986)	71	(8,447)

Less: Net financial liabilities denominated in the respective entities’ functional currencies	—	8,986	—	8,986

Currency exposure	468	—	71	539

35.	FINANCIAL RISK MANAGEMENT (cont’d)

Foreign currency risk (cont’d)

If the KRW and NTD change against the USD by 10% (2008:10%) with all other variables including tax rate being held constant, the effects arising from the net financial liability/asset position will be as follows:

	2009		2008
	Profit after		Profit
	tax	Equity	after tax	Equity
	US$’000	US$’000	US$’000	US$’000
The Group
KRW against USD
- strengthened	996	996	541	541
- weakened	(996)	(996)	(541)	(541)

NTD against USD
- strengthened	(278)	(278)	(53)	(53)
- weakened	278	278	53	53

The Company
NTD against USD
- strengthened	(431)	(431)	(47)	(47)
- weakened	431	431	47	47
Cashflow and fair value interest rate risk

The Group’s net income is dependent on changes in market interest rates. The Group’s exposure to changes in interest rates relates primarily to interest bearing financial assets and liabilities, which comprises cash at bank, fixed deposits with financial institutions, investment funds and short-tern borrowings. The Group does not consider its present interest rate risk to be significant.

Price risk

The Group is exposed to price risk arising from the investments held by the Group which are classified as available-for-sale. Available-for-sale investments are held for strategic rather than trading purposes, the Group believes these securities are not directly exposed to price risk.

If prices for equity securities listed in Korea change by 15% with all other variables being held constant, the effects on profit after tax and equity will be:

	2009		2008
	Profit		Profit
	before tax	Equity	before tax	Equity
	US$’000	US$’000	US$’000	US$’000
The Group
Listed in Korea
- increased by	—	623	—	—
- decreased by	—	(623)	—	—

35.	FINANCIAL RISK MANAGEMENT (cont’d)

Credit risk

The customers of the Group settle the payments in accordance with one of the following ways: (1) by bank transfer or credit card and (2) by advanced payment. The Group is subject to credit risk only for those receivables with credits granted.

None of the Group’s customers accounted for over 10 percent of net operating revenues in 2009 and 2008 or of the balance of notes and accounts receivable as of 31 December 2009 and 2008. The Group has not sustained material credit losses from its customers.

Except as disclosed elsewhere in the financial statements, the Group’s loan receivable from third party was neither past due nor impaired as of 31 December 2009 and 2008.

The credit risk of the Group’s and the Company’s other financial assets, which comprise bank deposits and other receivables, the maximum exposure to credit risk is the carrying amounts of these instruments.

The quantitative data in respect of the Group’s exposure to credit risk arising from trade receivable is as follows:

As at 31 December	2009	2008
	US$’000	US$’000
Trade receivables past due:
Less than 3 months	1,178	333
3 to 6 months	61	—
6 months and above	8	8

	1,247	341

The carrying amount of trade receivables past due individually determined to be impaired and the movement of the related allowance for doubtful trade receivables are as follows:

As at 31 December	2009	2008
	US$’000	US$’000
Gross amount	1,247	341
Less: Allowance for doubtful trade receivables	(200)	(254)

	1,047	87

Beginning of financial year	254	1,362
Currency translation difference	4	19
Allowance made	158	313
Allowance utilised	(216)	(399)
Divestiture — Internet access and services business	—	(1,041)

End of financial year	200	254

35.	FINANCIAL RISK MANAGEMENT (cont’d)

Liquidity risk

The Group maintains cash and cash equivalents with various financial institutions and short-term investments. As part of the Group’s investment strategy to minimize liquidity risk, short-term investments are managed using highly liquid financial instruments with relatively short settlement periods.

As of 31 December 2009 and 2008, the maturity profile of the Group’s and the Company’s financial liabilities based on the contracted undiscounted payments are as follows:

	On	Less than	3 to 6	Over 6
	demand	3 months	months	months	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
The Group
2009
Short-term borrowings and interest payables	—	17,467	10,940	—	28,407
Trade payables	17	409	165	—	591
Other payables	1,200	1,495	349	585	3,629

	1,217	19,371	11,454	585	32,627

2008
Short-term borrowings and interest payables	—	15,370	—	3,049	18,419
Trade payables	60	620	219	—	899
Other payables	684	8,620	1,239	1,129	11,672

	744	24,610	1,458	4,178	30,990

35.	FINANCIAL RISK MANAGEMENT (cont’d)

Liquidity risk (cont’d)

	On	Less than	3 to 6	Over 6
	demand	3 months	months	months	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
The Company
2009
Other payables	—	166	—	—	166

	—	166	—	—	166

2008
Short-term borrowings	8,774	—	—	—	8,774
Other payables	105	104	3	—	212

	8,879	104	3	—	8,986

Capital risk

The Group’s primary objective when managing capital is to safeguard the Group’s ability to continue as a going concern while looking for appropriate opportunities to expand its business. In order to do so, the Group may obtain new borrowings or issue new shares.

The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities. The Group currently does not adopt any formal dividend policy.

The Group and the Company are in compliance with all externally imposed capital requirements for the financial years ended 31 December, 2008 and 2009.

35.	FINANCIAL RISK MANAGEMENT (cont’d)

Fair value measurements

Effective 1 January 2009, the Group adopted the amendment to FRS 107 which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:
(a)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

(b)	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (is as prices) or indirectly (ie derived from prices) (Level 2); and

(c)	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).
The following table presents the assets and liabilities measured at fair value at 31 December 2009.

	Level 1	Level 2	Level 3	31 December 2009
	US$’000	US$’000	US$’000	US$’000
The Group
Assets
Available-for-sale financial assets	—	3,486	—	3,486
Other investments, available-for sale (non-current)	4,152	—	17,808	21,960

Total	4,152	3,486	17,808	25,446

Available-for-sale financial assets — current are valued using a market approach based on the quoted market prices of identical instruments when available, or other observable inputs such as trading prices of identical instruments in inactive markets. The fair value of listed securities of the other investments, available-for-sale (non-current) is derived using publicly quoted trading prices.

35.	FINANCIAL RISK MANAGEMENT (cont’d)

Fair value measurements

For assets and liabilities measured at fair value using significant unobservable inputs (Level 3) during 2009, a reconciliation of the beginning and ending balances are presented as follows:

2009
US$’000
Beginning Balance	27,824
Total gains of losses (realised / unrealised)
Included in earnings	(12,385)
Included in other comprehensive income	(60)
Purchases and settlements	2,388
Translation adjustment	41

Ending Balance	17,808

The fair value of the other investments, available-for-sale (non-current) is derived using a discounted cash flow method using unobservable inputs. The discounted cash flow method incorporates available market discount rate information and the Group’s estimates of non-performance and liquidity risk, and other cash flow model related assumptions.

The carrying amounts of the Group’s cash, accounts receivable, accounts payable, and short-term debt approximate fair value due to their short-term maturities.

36.	SUBSEQUENT EVENTS
(a)	Litigation

On April 1, 2010, a complaint was filed on behalf of UIM against Harrah’s License Company, LLC (“Harrah’s”) in connection with the promotional agreement for the World Series of Poker dated February 24, 2008 (the “Agreement”) for: 1) breach of the Agreement; 2) breach of the implied covenant of good faith and fair dealing; 3) unjust enrichment; 4) declaratory relief; and 5) injunctive relief. The complaint seeks compensatory damages, a declaration that Harrah’s materially breached the Agreement and the Agreement is therefore terminated as of April 1, 2010, an injunction precluding Harrah’s from violating the Agreement pending the outcome of the litigation, and attorney fees and costs.

A letter of termination was also sent by UIM to Harrah’s on April 1, 2010 to terminate the Agreement for multiple material breaches by Harrah’s and to demand the refund of past payments.

An application for a temporary restraining order (“TRO”) and motion for preliminary injunction was also filed. The request for the TRO was subsequently denied by the Court. On April 28, 2010, UIM had a hearing on its motion asking the court to force Harrah’s to remove a certain non-Everest Poker name and logo reference from the broadcasts into France, as UIM has exclusive promotional and advertising rights pursuant to the Agreement. The motion was denied on the grounds that UIM failed to show that the broadcasts containing the other reference’s digital overlay were certain to continue into the future. The court did not rule on the merits of the underlying claims in any way. The judge has yet to issue a formal order.

Harrah’s also filed a motion to dismiss the complaint. The next step in the process will be oral argument, but a date for a hearing has not yet been scheduled. In addition, on April 27, 2010, Harrah’s Interactive Entertainment, Inc. (“Harrah’s Interactive”) filed a separate lawsuit against UIM for 1) breach of the Agreement; 2) breach of the implied covenant of good faith and fair dealing; and, 3) unjust enrichment, and included GigaMedia as a defendant for tortious interference with contractual relations. In May 2009 the Agreement was assigned by Harrah’s to Harrah’s Interactive. UIM has asked Harrah’s to stipulate to consolidation, and Harrah’s has agreed to do so.

The Company believes it will be successful in pursuing and defending the lawsuits of Harrah’s. However, there is no assurance that we will be successful in our claims against Harrah’s, including our claim for compensatory damages and/or attorney fees and costs.

36.	SUBSEQUENT EVENTS (cont’d)
(b)	Transactions with Infocomm Asia

On April 30, 2010, the Company entered into several agreements with certain shareholders of Infocomm Asia, as well with Infocomm Asia itself, to acquire additional preferred shares of Infocomm Asia. The acquisition of Infocomm Asia is expected to be closed in the third quarter of 2010, after the closing conditions set forth in the agreements are met. The total purchase price pursuant to the agreements for the preferred shares is approximately US$17.2 million. After the acquisition, the total number of preferred shares owned by the Company can be converted into approximately 80 percent of Infocomm Asia’s outstanding common shares.

On April 30, 2010, the Company signed an agreement to provide a loan facility to Infocomm Asia with a principal amount of US$7 million. The loan is to be used by Infocomm Asia to support its current operations. The loan has a five year term and bears interest at 3% per annum. The Company also provided a guarantee on behalf of Infocomm Asia to a licensor of certain games to Infocomm Asia and its subsidiaries. The guarantee includes but is not limited to payment of the royalties, license fees and the minimum guarantees associated with the licensed games as set forth within the licensing agreements. The total amount of the Company’s guarantee, taking into account funds received by Infocomm Asia from subscription money and the loan from the Company, is approximately US$13.6 million.

On April 30, 2010, the Company entered into a share purchase agreement with Infocomm Asia to acquire one of its wholly-owned subsidiaries in exchange for US$6 million. The agreement was closed on May 7, 2010. The agreement includes certain put/call arrangements commencing immediately upon the expiration of the first anniversary of the closing date, for a period of three years thereafter.
37.	AUTHORISATION OF FINANCIAL STATEMENTS
These financial statements were authorized for issue in accordance with a resolution of the Board of Directors of GigaMedia Limited on 13 May 2010.

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